Exhibit 99.5

SILVERCORP METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year ended March 31, 2025
(Expressed in thousands of US dollars, except per share figures or otherwise stated)

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the years ended March 31, 2025 and 2024, and the related notes contained therein. The Company reports its financial position, financial performance and cash flows in accordance with the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s material accounting policy information is set out in Note 2 of the audited consolidated financial statements for the years ended March 31, 2025 and 2024. This MD&A refers to various alternative performance (non-GAAP) measures, such as adjusted earnings and adjusted earnings per share, working capital, silver equivalent, cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, cash cost per tonne, and all-in sustaining cost per tonne. Non-GAAP measures do not have standardized meanings under IFRS Accounting Standards. Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. To facilitate a better understanding of these measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to section 15, “Alternative Performance (Non-GAAP) Measures” of this MD&A for detailed descriptions and reconciliations. Figures may not add exactly due to rounding difference.
This MD&A is prepared as of May 21, 2025 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, or otherwise stated.
1.Core Business and Strategy
Silvercorp is a Canadian mining company producing silver, gold, lead, zinc, and other metals with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by focusing on generating free cash flow from long life mines; organic growth through extensive drilling for discovery; ongoing merger and acquisition efforts to unlock value; and long-term commitment to responsible mining and sound Environmental, Social and Governance (“ESG”) practices. Silvercorp operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China.
On July 31, 2024, the Company acquired a 75% interest in the El Domo project, a permitted and pre-construction stage copper-gold project, and a 98.7% interest in the Condor project, a development stage gold project through the acquisition of Adventus Mining Corporation ("Adventus"). The acquisition has diversified the Company's mining assets and expanded its geographical market presence to Latin America.
The Company’s common shares are traded on the Toronto Stock Exchange ("TSX") and NYSE American under the symbol “SVM”.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
2.Fourth quarter of Fiscal Year 2025 Highlights
•Processed 345,984 tonnes of ore, and produced approximately 3,110 ounces (“oz”) of gold, 1.630 million oz of silver, or approximately 1.917 million ounces of silver equivalent1, 16.262 million pounds (“lb”) of lead and 4.404 million lb of zinc;
•Sold approximately 3,465 oz of gold, 1.599 million oz of silver, 16.263 million lb of lead, and 4.488 million lb of zinc, for revenue of $75.1 million;
•Loss attributable to equity shareholders of $7.6 million, or $0.03 per share;
•Adjusted net income attributable to equity shareholders1 of $14.7 million, or $0.07 per share, after excluding a $20.6 million charge on the fair value of derivative liabilities and warrants, and other non-cash or non-routine items;
•Cash cost per oz of silver, net of by-product credits1, of $2.49;
•All-in sustaining cost per oz of silver, net of by-product credits1, of $14.31;
•Generated cash flow from operating activities of $30.7 million;
•Spent and capitalized $9.9 million exploration, development, and equipment and facilities for the China operations;
•Spent and capitalized $3.1 million for the El Domo Project;
•Ended the period with cash and cash equivalents and short-term investments of $369.1 million, an increase of $14.5 million from previous quarter, and a portfolio of equity investments with a total market value of $70.9 million. The Company also has a stream financing credit of $175 million available for the El Domo project construction.
1 Non-GAAP measures, please refer to section 15 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
3.Fiscal 2025 Highlights
•Processed 1,312,695 tonnes of ore, and produced approximately 7,495 oz of gold, 6.948 million oz of silver, or approximately 7.589 million oz of silver equivalent1, plus 62.170 million lb of lead and 23.317 million lb of zinc;
•Sold approximately 7,577 oz of gold, 6.930 million oz of silver, 62.256 million lb of lead, and 23.469 million lb of zinc, for revenue of $298.9 million;
•Net income attributable to equity shareholders of $58.2 million, or $$0.29 per share;
•Adjusted net income attributable to equity shareholders1 of $75.1 million, or $0.37 per share, after excluding a $9.0 million charge on the fair value of derivative liabilities, $8.9 million one-time mineral rights royalty to renew a mining permit, $15.1 million of other non-cash or non-routine expenses, and $12.5 million gain on mark to market investments;
•Cash cost per oz of silver, net of by-product credits1, of negative $0.54;
•All-in sustaining cost per oz of silver, net of by-product credits1, of $12.12;
•Generated cash flow from operating activities of $138.6 million;
•Completed the acquisition of Adventus on July 31, 2024 at a total cost of $181.3 million including $150.5 million in shares, $27.0 million cash investments and advances, and $3.8 million in cash transaction costs;
•Spent and capitalized $77.8 million to complete the construction of the No.3 tailings storage facility and the new 1,500 tonne per day flotation mill, plus exploration and developments for the China operations;
•Spent and capitalized $7.5 million on the El Domo project and $1.3 million on the Condor project;
•Raised $143.3 million net proceeds through an issue of $150.0 million unsecured senior convertible notes;
•Repaid $13.3 million to Wheaton Precious Metals International Ltd. ("Wheaton") to eliminate obligations to deliver 92.3 oz of gold per month to Wheaton; and
•Spent $5.9 million on dividends to the shareholders of the Company and for share buybacks.

1 Non-GAAP measures, please refer to section 15 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
4.Operating Performance
(a)Consolidated operating performance
The following table summarizes consolidated operational information for the years ended March 31, 2025 and 2024:

Consolidated	Three months ended March 31,			Years ended March 31,
	2025	2024	Changes	2025	2024	Changes
Production Data
Ore Processed (tonnes)*
Gold Ore	39,025	21,843	79%	86,488	58,262	48%
Silver Ore	306,959	215,650	42%	1,226,207	1,047,933	17%
	345,984	237,493	46%	1,312,695	1,106,195	19%
Average Head Grades
Silver (grams/tonne)	159	163	(3)%	179	189	(5)%
Lead (%)	2.4	2.6	(8)%	2.4	2.9	(18)%
Zinc (%)	0.8	1.1	(28)%	1.0	1.2	(14)%
Average Recovery Rates
Silver (%)	93.7	93.5	0.2%	93.7	93.7	—%
Lead (%)	92.1	94.5	(3)%	93.2	94.6	(1)%
Zinc (%)	77.5	78.0	(1)%	81.1	82.2	(1)%
Metal Production
Gold (oz)	3,110	1,916	62%	7,495	7,268	3%
Silver (Koz)	1,630	1,150	42%	6,948	6,204	12%
Silver equivalent (Koz)#	1,917	1,324	45%	7,589	6,844	11%
Lead (Klb)	16,262	12,527	30%	62,170	63,171	(2)%
Zinc (Klb)	4,404	4,559	(3)%	23,317	23,385	—%
Costs Data#
Cash cost ($/tonne)	83.36	84.31	(1)%	80.86	78.86	3%
All-in sustaining production ("AISC") cost ($/tonne)	132.50	143.38	(8)%	142.09	140.40	1%
Cash cost per ounce of silver, net of by-product credits ($)	2.49	1.22	104%	(0.54)	(0.38)	(42)%
AISC per ounce of silver, net of by-product credits ($)	14.31	14.36	—%	12.12	11.38	7%
*Wet tonne, containing approximately 2.2% to 2.75% moisture.
#Alternative performance (non-GAAP) measure. Please refer to section 15 for reconciliation.
(i)Production
For the year ended March 31, 2025 (“Fiscal 2025”), on a consolidated basis, the Company processed 1,312,695 tonnes of ore, up 19% compared to 1,106,195 tonnes in the year ended March 31, 2024 ("Fiscal 2024"). A total of 86,488 tonnes of gold ore were processed in Fiscal 2025, up 48% compared to 58,262 tonnes in Fiscal 2024. Approximately 7,495 ounces ("oz") of gold, 6.948 million oz of silver, or approximately 7.589 million oz of silver equivalent, plus 62.170 million of pounds ("lb") of lead and 23.317 million lb of zinc were produced in Fiscal 2025, representing increases of 3%, 12% and 11%, respectively, in gold, silver and silver equivalent production, and decreases of 2%, and 0.3%, respectively, in lead and zinc production over Fiscal 2024.
For the three months ended March 31, 2025 (“Q4 Fiscal 2025”), on a consolidated basis, the Company processed 345,984 tonnes of ore, up 46% compared to 237,493 tonnes in the three months ended March 31, 2024 (“Q4 Fiscal 2024”). Approximately 3,110 oz of gold, 1.630 million oz of silver, or approximately 1.917 million oz of silver equivalent, plus 16.262 million lb of lead and 4.404 million lb of zinc were produced in Q4 Fiscal 2025, representing increases of 62%, 42%, 45% and 30% in gold, silver, silver equivalent, and lead, and a decrease of 3% in zinc over Q4 Fiscal 2024.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
(ii)Costs1
In Fiscal 2025, the consolidated production cost ("cash cost") was $80.86 per tonne of ore processed, up 3% compared to $78.86 per tonne in Fiscal 2024, while the AISC was $142.09 per tonne of ore processed, up 1% compared to $140.40 per tonne in Fiscal 2024. The slight increase was mainly due to more tunneling developments. The consolidated cash cost per oz of silver, net of by-product credits, was negative $0.54, compared to negative $0.38 in Fiscal 2024. The decrease was mainly due to an increase in by-product credits as revenue from other metals increased. The consolidated all-in sustaining cost per oz of silver, net of by-product credits, was $12.12, up 7% compared to $11.38 in Fiscal 2024. The increase was mainly due to i) an increase of $2.1 million in mineral resources tax; and ii) an increase of $4.5 million in mineral rights royalty due to the new regulation of 2.3% mineral rights royalty on unpaid mineral resources in China, and iii) an increase of $5.2 million in general and administrative expenses, mainly as a result of the acquisition of Adventus.
In Q4 Fiscal 2025, the consolidated cash cost was $83.36 per tonne of ore processed, effectively the same compared to $84.31 per tonne in Q4 Fiscal 2024, while the AISC was $132.50 per tonne, down 8% compared to $143.38 per tonne in Q4 Fiscal 2024. The decrease was mainly due to i) a decrease of $0.7 million in sustaining capital expenditures and ii) lower unit overhead cost allocation due to an increase of 46% in ore processed. The consolidated cash cost per oz of silver, net of by-product credits, was $2.49, compared to negative $1.22 in Q4 Fiscal 2024. The increase was mainly due to an increase of $14.2 million in cash cost, offset by an increase of $11.6 million in by-product credits as revenue from other metals increased. The consolidated AISC per ounce of silver, net of by-product credits, was $14.31, down 0.3% compared to $14.36 in Q4 Fiscal 2024.
(iii)Exploration and Development
In Fiscal 2025, the development work and capital expenditures are summarized as follows:

	Capitalized Expenditures								Expensed
	Ramp, Development Tunneling, and Other		Exploration Tunneling		Exploration Drilling		Plant and Equipment	Total	Mining Preparation Tunneling	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Year ended March 31, 2025
Ying Mining District	34,486	$23,764	62,035	$22,504	60,804	$1,942	$22,045	$70,255	61,466	163,061
GC Mine	2,607	1,664	9,559	3,570	41,335	889	606	6,729	10,355	14,076
El Domo	—	7,166	—	—	—	—	305	7,471	—	—
Condor	—	1,275	—	—	—	—	—	1,275	—	—
Other	—	543	—	—	—	—	284	827	—	—
Consolidated	37,092	$34,412	71,594	$26,074	102,139	$2,831	$23,240	$86,557	71,821	177,137
Year ended March 31, 2024
Ying Mining District	12,659	$9,419	75,201	$30,660	130,293	$4,554	$11,368	$56,001	33,436	90,868
GC Mine	540	592	11,264	4,293	28,157	1,317	517	6,719	7,787	46,702
Other	—	—	—	—	—	290	1,031	1,321	—	—
Consolidated	13,199	$10,011	86,465	$34,953	158,450	$6,161	$12,916	$64,041	41,223	137,570
Total capital expenditures in Fiscal 2025 were $86.6 million, up 35% compared to $64.0 million in Fiscal 2024 as the Company completed construction and commissioning of the No. 3 tailings storage facility (“TSF”) and a new 1,500 t/d flotation mill line at the Ying Mining District, plus the Company incurred additional $7.5 expenditures at the newly acquired El Domo Project and $1.3 million at the Condor Project.
On a consolidated basis, a total of 279,276 metres or $7.6 million worth of diamond drilling were completed (Fiscal 2024 – 296,020 metres or $9.0 million ), of which approximately 177,137 metres or $4.7 million worth of drilling were infill drilling and expensed as part of mining costs (Fiscal 2024 – 137,570 metres or $2.9 million ) and remaining 102,139 metres or $2.8 million worth of drilling were growth drilling and capitalized (Fiscal 2024 – 158,450 metres or $6.2 million). In addition, 71,821 metres or $27.3 million worth of preparation tunneling were completed and expensed as part of mining costs (Fiscal 2024 – 41,223 metres or $15.2 million), and 108,686 metres or $51.5 million worth of sustaining and growth tunnels, raises, ramps and declines were completed and capitalized (Fiscal 2024 – 99,664 metres or $45.0 million).
1Non-GAAP measures, please refer to section 15 for reconciliation.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
The following table summarizes the development work and capital expenditures in Q4 Fiscal 2025.

	Capitalized Expenditures								Expensed
	Ramp, Development Tunneling, and Other		Exploration Tunneling		Exploration Drilling		Plant and Equipment	Total	Mining Preparation Tunneling	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Q4 Fiscal 2025
Ying Mining District	5,090	$3,672	10,557	$3,777	14,946	$407	$981	$8,837	10,873	26,534
GC Mine	132	363	1,065	284	7,636	161	207	1,015	1,853	1,330
El Domo	—	2,831	—	—	—	—	305	3,136	—	—
Condor	—	433	—	—	—	—	—	433	—	—
Other	—	98	—	—	—	—	70	168	—	—
Consolidated	5,221	$7,397	11,622	$4,061	22,582	$568	1,563	$13,589	12,726	27,864
Q4 Fiscal 2024
Ying Mining District	2,917	$2,563	11,817	$5,805	17,515	$584	$1,993	$10,945	5,523	17,270
GC Mine	211	289	2,075	883	3,537	129	106	1,407	1,179	9,898
Other	—	—	—	—	—	81	999	1,080	—	—
Consolidated	3,128	$2,852	13,892	$6,688	21,052	$794	3,098	$13,432	6,702	27,168
Total capital expenditures in Q4 Fiscal 2025 were $13.6 million, down 1% compared to $13.4 million in Q4 Fiscal 2024.
In Q4 Fiscal 2025, on a consolidated basis, a total of 50,446 metres or $1.3 million worth of diamond drilling were completed (Q4 Fiscal 2024 – 48,220 metres or $1.3 million), of which approximately 27,864 metres or $0.6 million worth of diamond drilling were in-fill drilling and expensed as part of mining costs (Q4 Fiscal 2024 – 27,168 metres or $0.5 million) and remaining 22,582 metres or $0.6 million worth of diamond drilling were growth drilling and capitalized (Q4 Fiscal 2024 – 21,052 metres or $0.8 million). In addition, 12,726 metres or $5.2 million worth of preparation tunneling were completed and expensed as part of mining costs (Q4 Fiscal 2024 – 6,702 metres or $2.7 million), and 16,843 metres or $8.1 million worth of sustaining and growth tunnels, raises, ramps and declines were completed and capitalized (Q4 Fiscal 2024 – 17,020 metres or $9.5 million).

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
(b)Individual Mine Performance
(i)Ying Mining District
The following table summarizes the operational information at the Ying Mining District for the three months and the years ended March 31, 2025 and 2024. The Ying Mining District is the Company’s primary source of production and revenue, and consists of four mining licenses, including the SGX, HPG, TLP-LME-LMW, and DCG mines.

Ying Mining District	Three months ended March 31,			Years ended March 31,
	2025	2024	Changes	2025	2024	Changes
Production Data
Ore Processed (tonnes)*
Gold Ore	39,025	21,843	79%	86,488	58,262	48%
Silver Ore	265,199	158,424	67%	927,171	757,883	22%
	304,224	180,267	69%	1,013,659	816,145	24%
Average Head Grades
Silver (grams/tonne)	172	197	(13)%	212	231	(8)%
Lead (%)	2.6	3.1	(16)%	2.8	3.4	(18)%
Zinc (%)	0.5	0.6	(17)%	0.6	0.7	(14)%
Average Recovery Rates
Gold (%)**	91.7	92.9	(1)%	92.9	92.0	1%
Silver (%)	94.2	94.4	—%	94.7	94.9	—%
Lead (%)	92.3	95.0	(3)%	93.6	95.1	(2)%
Zinc (%)	67.3	70.2	(4)%	69.7	70.6	(1)%
Metal Production
Gold (oz)	3,110	1,916	62%	7,495	7,268	3%
Silver (Koz)	1,563	1,063	47%	6,431	5,677	13%
Silver equivalent (Koz)#	1,850	1,237	50%	7,072	6,317	12%
Lead (Klb)	15,563	11,317	38%	56,847	56,269	1%
Zinc (Klb)	2,039	1,750	17%	8,552	8,213	4%
Costs Data#
Cash cost ($/tonne)	84.90	91.09	(7)%	88.46	85.66	3%
All-in sustaining production ("AISC") cost ($/tonne)	120.62	148.24	(19)%	139.33	141.82	(2)%
Cash cost per ounce of silver, net of by-product credits ($)	3.05	1.71	78%	0.62	—	—
AISC per ounce of silver, net of by-product credits ($)	11.35	12.28	(8)%	9.68	8.82	10%
*Wet tonne, containing approximately 2.7% moisture
**Gold recovery only refers to the recovery rate for gold ore processed.
#Alternative performance (non-GAAP) measure. Please refer to section 15 for reconciliation.
Fiscal 2025 vs. Fiscal 2024
In Fiscal 2025, a total of 1,013,659 tonnes of ore with head grades of 212 g/t for silver, 2.8% for lead, and 0.6% for zinc were processed at the Ying Mining District, up 24% compared to 816,145 tonnes with head grades of 231 g/t for silver, 3.4% for lead, and 0.7% for zinc milled in Fiscal 2024.
Metals produced at the Ying Mining District were approximately 7,495 oz of gold, 6.431 million oz of silver, or approximately 7.072 million oz of silver equivalent, 56.847 million lb of lead and 8.552 million lb of zinc, representing increases of 3%, 13%, 12%, 1% and 4%, in gold, silver, silver equivalent, lead, and zinc, respectively, compared to 7,268 oz of gold, 5.677 million oz of silver, or approximately 6.317 million oz of silver equivalent, 56.269 million lb of lead, and 8.213 million lb of zinc in Fiscal 2024.
In Fiscal 2025, the cash cost was $88.46 per tonne of ore processed, up 3% compared to $85.66 in Fiscal 2024. The increase was mainly due to more tunneling and drilling expensed as part of mining costs. The AISC was $139.33, down 2%

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
compared to $141.82 in Fiscal 2024. The decrease was mainly due to lower overhead unit cost allocation as a result of an increase of 24% in ore production.
In Fiscal 2025, the cash cost per oz of silver, net of by-product credits, at the Ying Mining District was $0.62, compared to $nil Fiscal 2024. The increase is mainly to due to an increase of $20.1 million in cash cost as a result of higher production offset by an increase of $16.2 million in by-product credits as revenue from non-silver metals increased. The AISC per oz of silver, net of by-product credits was $9.68, up 10% compared to $8.82 in Fiscal 2024. The increase was mainly due to increases of $0.7 million in general administrative expenses; $1.9 million in mineral resources tax; and $4.5 million in mineral rights royalty as well as the increase in cash cost per ounce of silver.
In Fiscal 2025, a total of 223,865 metres or $6.4 million worth of diamond drilling were completed (Fiscal 2024 – 221,161 metres or $6.6 million), of which approximately 163,061 metres or $4.4 million worth of drilling were in-fill drilling and expensed as part of mining costs (Fiscal 2024 – 90,868 metres or $2.0 million) and remaining 60,804 metres or $1.9 million worth of drilling were growth drilling and capitalized (Fiscal 2024 – 130,293 metres or $4.6 million). In addition, 61,466 metres or $23.1 million worth of preparation tunneling were completed and expensed as part of mining costs (Fiscal 2024 – 33,436 metres or $12.5 million), and 96,521 metres or $46.3 million worth of sustaining and growth horizontal tunnels, raises, ramps, and declines were completed and capitalized (Fiscal 2024 – 87,860 metres or $40.1 million).
The No. 3 tailings storage facility (TSF) and the 1,500 tonnes per day mill expansion at the Ying Mining District were completed in the third quarter of Fiscal 2025.
Q4 Fiscal 2025 vs. Q4 Fiscal 2024
In Q4 Fiscal 2025, a total of 304,224 tonnes of ore with head grades of 172 g/t for silver, 2.6% for lead, and 0.5% for zinc were processed at the Ying Mining District, up 69% compared to 180,267 tonnes with head grades of 197 g/t for silver, 3.1% for lead, and 0.6% for zinc in Q4 Fiscal 2024.
Metals produced at the Ying Mining District were approximately 3,110 oz of gold, 1.563 million oz of silver, or approximately 1.850 million oz of silver equivalent, plus 15.563 million lb of lead, and 2.039 million lb of zinc, representing production increases of 62%, 47%, 50%, 38%, and 17%, in gold, silver, silver equivalent, lead and zinc, respectively, compared to 1,916 oz of gold, 1.063 million oz of silver, or approximately 1.237 million oz silver equivalent, plus 11.317 million lb of lead, and 1.750 million lb of zinc in Q4 Fiscal 2024.
In Q4 Fiscal 2025, the cash cost was $84.90 per tonne of ore processed, down 7% compared to $91.09 in Q4 Fiscal 2024. The AISC was $120.62, down 19% compared to $148.24 in Q4 Fiscal 2024. The decrease is mainly due to lower unit overhead cost allocation as a result of the 69% increase in ore production offset by more tunneling and drilling expensed as part of mining cost.
In Q4 Fiscal 2025, the cash cost per oz of silver, net of by-product credits, was $3.05, compared to $1.71 in Q4 Fiscal 2024. The increase is mainly due to an increase of $14.0 million in cash cost as a result of higher production offset by an increase of $11.2 million in by-product credits as revenue from non-silver metals increased. The AISC per ounce of silver, net of by-product credits, were $11.35, compared to $12.28 in Q4 Fiscal 2024.
In Q4 Fiscal 2025, a total of 41,480 metres or $1.1 million worth of diamond drilling were completed (Q4 Fiscal 2024 – 34,785 metres or $0.9 million), of which 26,534 metres or $0.6 million worth of diamond drilling were in-fill drilling and expensed as part of mining costs (Q4 Fiscal 2024 – 17,270 metres or $0.3 million) and remaining 14,946 metres or $0.4 million worth of drilling were growth drilling and capitalized (Q4 Fiscal 2024 – 17,515 metres or $0.6 million). In addition, 10,873 metres or $4.3 million worth of preparation tunneling were completed and expensed as part of mining costs (Q4 Fiscal 2024 – 5,523 metres or $2.2 million), and 15,647 metres or $7.4 million worth of sustaining or growth horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q4 Fiscal 2024 – 14,734 metres or $8.4 million).

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
(ii)GC Mine
The following table summarizes the operational information at the GC Mine for the three months and years ended March 31, 2025 and 2024:

GC Mine	Three months ended March 31,			Years ended March 31,
	2025	2024	Changes	2025	2024	Changes
Production Data
Ore Milled (tonnes)*	41,760	57,226	(27)%	299,036	290,050	3%
Average Head Grades
Silver (grams/tonne)	61	57	7%	67	69	(3)%
Lead (%)	0.9	1.1	(18)%	0.9	1.2	(25)%
Zinc (%)	2.9	2.5	16%	2.5	2.6	(4)%
Average Recovery Rates
Silver (%) **	83.7	83.2	1%	83.1	82.0	1%
Lead (%)	87.4	89.8	(3)%	89.3	90.5	(1)%
Zinc (%)	90.3	89.3	1%	90.3	90.0	—%
Metal Production
Silver (Koz)	67	87	(23)%	517	527	(2)%
Lead (Klb)	699	1,210	(42)%	5,323	6,902	(23)%
Zinc (Klb)	2,365	2,809	(16)%	14,765	15,172	(3)%
Costs Data#
Cash cost ($/tonne)	77.46	63.12	23%	54.97	59.35	(7)%
All-in sustaining production ("AISC") cost ($/tonne)	117.83	78.32	50%	83.36	85.17	(2)%
Cash cost per ounce of silver, net of by-product credits ($)	(8.53)	(4.79)	(78)%	(14.71)	(4.70)	(213)%
AISC per ounce of silver, net of by-product credits ($)	15.05	6.63	127%	3.12	11.08	(72)%
*Wet tonnes, containing approximately 2.2% to 2.7% moisture.
**Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.
#Alternative performance (non-GAAP) measure. Please refer to section 15 for reconciliation.
Fiscal 2025 vs. Fiscal 2024
In Fiscal 2025, a total of 299,036 tonnes of ore with head grades of 67 g/t for silver, 0.9% for lead, and 2.5% for zinc were processed at the GC Mine, up 3% compared to 290,050 tonnes with head grades of 69 g/t for silver, 1.2% for lead, and 2.6% for zinc milled in Fiscal 2024.
Metals produced at the GC Mine were approximately 0.517 million oz of silver, 5.323 million lb of lead, and 14.765 million lb of zinc, compared to 0.527 million oz of silver, 6.902 million lb of lead, and 15.172 million lb of zinc in Fiscal 2024.
The cash cost was $54.97 per tonne of ore processed, down 7% compared to $59.35 in Fiscal 2024. The AISC was $83.36, down 2%, compared to $85.17 in Fiscal 2024.
In Fiscal 2025, the cash cost per oz of silver, net of by-product credits, at the GC Mine, was negative $14.71, compared to negative $4.70 in Fiscal 2024. The all-in sustaining cost per oz of silver, net of by-product credits, was $3.12, compared to $11.08 in Fiscal 2024.
In Fiscal 2025, approximately 55,411 metres or $1.2 million worth of diamond drilling were completed (Fiscal 2024 – 74,859 metres or $2.1 million), of which approximately 14,076 metres or $0.3 million worth of drilling were in-fill drilling and expensed as part of mining costs (Fiscal 2024 – 46,702 metres or $0.8 million) and remaining 41,335 metres or $0.9 million of drilling were growth drilling and capitalized (Fiscal 2024 – 28,157 metres or $1.3 million ). In addition, 10,355 metres or $4.2 million of tunneling were completed and expensed as part of mining costs (Fiscal 2024 – 7,787 metres or

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
$2.7 million), and 12,165 metres or $5.2 million of sustaining or growth horizontal tunnels, raises, and declines were completed and capitalized (Fiscal 2024 – 11,804 metres or $4.9 million).
Q4 Fiscal 2025 vs. Q4 Fiscal 2024
In Q4 Fiscal 2025, a total of 41,760 tonnes of ore with head grades 61 g/t for silver, 0.9% for lead, and 2.9% for zinc were processed at the GC Mine, down 27% compared to 57,226 tonnes with head grades of 57 g/t for silver, 1.1% for lead, and 2.5% for zinc milled in Q4 Fiscal 2024.
Metals produced at the GC Mine were approximately 67,000 oz of silver, 0.699 million lb of lead, and 2.365 million lb of zinc, representing decreases of 23%, 42%, and 16%, in silver, lead and zinc production, respectively, compared to 87,000 oz of silver, 1.210 million lb of lead, and 2.809 million lb of zinc in Q4 Fiscal 2024.
The cash cost was $77.46 per tonne of ore processed, up 23% compared to $63.12 in Q4 Fiscal 2024. The increase was mainly due to an increase of 57% in mining preparation tunnel completed and expensed as part of mining costs as well as higher per tonne fixed costs allocation resulting from the decrease of ore production. The AISC was $117.83, up 50%, compared to $78.32 in Q4 Fiscal 2024. The increase was primarily due to i) the 23% increase in cash cost per tonne as discussed above; ii) an increase of $0.8 million in sustaining expenditures; and iii) higher unit overhead cost allocation due to the 27% decrease in ore production.
The cash costs per oz of silver, net of by-product credits, at the GC Mine, in Q4 Fiscal 2025, was negative $8.53, compared to negative $4.79 in Q4 Fiscal 2024. The AISC per oz of silver, net of by-product credits, were $15.05, compared to $6.63 in Q4 Fiscal 2024. The increase was mainly the same as the increase in cash cost and AISC per tonne as discussed above.
In Q4 Fiscal 2025, approximately 8,966 metres or $0.2 million worth of diamond drilling were completed (Q4 Fiscal 2024 – 13,435 metres or $0.3 million), of which approximately 1,330 metres or $0.02 million worth of drilling were in-fill drilling and expensed as part of mining costs (Q4 Fiscal 2024 – 9,898 metres or $0.2 million) and remaining 7,636 metres or $0.2 million of drilling were growth drilling and capitalized (Q4 Fiscal 2024 – 3,537 metres or $0.1 million). In addition, 1,853 metres or $0.9 million of tunneling were completed and expensed as part of mining costs (Q4 Fiscal 2024 – 1,179 metres or $0.5 million), and 1,196 metres or $0.6 million of sustaining or growth horizontal tunnels, raises, and declines were completed and capitalized (Q4 Fiscal 2024 – 2,286 metres or $1.2 million).
(iii)Kuanping Project
In Fiscal 2025, the Kuanping Project focused on studies to obtain all necessary approvals to develop the project. The environmental impact assessment report and the mine safety facilities design report as required were approved in July and September 2024 respectively, and the final approval from the provincial authorities to construct the mine was obtained in November 2024. The Kuanping Project received all required permits and licenses and the Company was working on a construction plan in Q4 Fiscal 2025.
In Fiscal 2025, total capital expenditures at the Kuanping Project were $0.5 million, compared to $0.3 million in Fiscal 2024.
(iv)BYP Mine
The BYP Mine was placed on care and maintenance since August 2014 due to required capital upgrades to sustain its ongoing production and the market environment. The Company has been conducting activities to apply for a new mining license. Although the process has taken longer than expected, the Company expects that some developments on the application will be achieved in Fiscal 2026. There is no guarantee that the new mining license for the BYP Mine will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed thereon.
(v)El Domo Project
The Company acquired the El Domo Project through the acquisition of Adventus Mining Corporation ("Adventus") on July 31, 2024. The El Domo Project is a permitted, pre-construction stage copper-gold project, 75% ownership by the Company. The El Domo Project is located in central Ecuador, approximately 150 km northeast of the major port city of Guayaquil - about a 3-hour drive. The El Domo Project spans low-lying hills and plains between 300 to 900 m above sea level.
The Company has a precious metals purchase agreement ("PMPA") with Wheaton Precious Metals International Ltd. ("Wheaton") for the El Domo Project, that provides access to an upfront cash consideration of $175.5 million and a $5.0

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
million equity commitment. Of this, $13.0 million was made available as an early deposit (the “Early Deposit”) for pre-construction activities, and $0.5 million for local community development initiatives (the “ESG Deposit”) prior to production. The remainder will be available in four installments during construction, subject to certain customary conditions precedent being satisfied.
Under the PMPA, Wheaton will purchase 50% of the payable gold production until 145,000 ounces have been delivered, thereafter dropping to 33% for the life of mine; and 75% of the payable silver production until 4,600,000 ounces have been delivered, thereafter dropping to 50% for the life of mine.
Wheaton will make ongoing payments for the gold and silver ounces delivered equal to 18% of the spot prices (“Production Payment”) until the value of gold and silver delivered less the Production Payment is equal to the upfront consideration of $175.5 million, at which point the Production Payment will increase to 22% of the spot prices.
Prior to July 31, 2024, Wheaton advanced a total of $13.25 million, being the $13.0 million as Early Deposit and $0.25 million as ESG Deposit to support the training programs for members of the communities. In November 2024, the Company repaid this $13.25 million to Wheaton, and as a result, the liability of $1.8 million accrued for gold delivery was derecognized and a gain of $1.8 million was recorded as other income in the audited Consolidated Statement of Income.
In June 2024, an action seeking to void the environmental license of the El Domo Project was brought in the local court in Las Naves Canton, Bolívar Province, Ecuador (the "Court") by a group of plaintiffs alleging defects in the environmental consultation process for the El Domo Project. The Court rejected the litigation on July 24, 2024 ruling that the Ecuadorean government correctly discharged its environmental consultation obligations prior to issuing an environmental license for the El Domo Project. The plaintiffs filed an appeal (the “Appeal”) to the provincial court, and the Appeal was heard by the provincial court of Bolívar Province on October 17, 2024, and the Appeal was dismissed by the provincial court on November 12, 2024, affirming the lower court decision that the Ministry of Environment, Water, and Ecological Transition of Ecuador "MAATE") correctly discharged its environmental consultation obligations prior to issuing an environmental licenses of the El Domo Project. The plaintiffs subsequently filed an Extraordinary Protection Action (EPA) before the Constitutional Court of Ecuador. On February 26, 2025, the Constitutional Court issued a decision declining to admit the EPA. On March 3, 2025, the plaintiffs filed a motion for clarification. A clarification motion may proceed where disputed issues have not been fully resolved. As of the date hereof, the Constitutional Court has not ruled on the clarification motion. Even if the Court issues a clarification order, it will not change the substance of the original inadmissibility decision or reverse it.
Since the Adventus acquisition, the Company has made substantial progress in advancing the El Domo Project, highlights include:
•Streamlined the Ecuadorian Operations: Optimized the organization chart by moving the management team and personnel to the El Domo and Condor project sites from the Quito office, and by initiating the winding down or transfer of most of the non-core regional projects.
•Continued Community Engagement: Maintained open lines of communication with local communities and government representatives, keeping them informed of changes in the Project ownership and leadership, as well as on construction plans.
•Advanced Detailed Engineering:
▪Reviewed the previous technical work, including interviewing all consulting firms to confirm all previous studies and detailed engineering designs for optimization;
▪Optimized design with Klohn Crippen Berger (KCB) for the Tailing Storage Facilities (TSF), starter dam and impound area, Saprolite Waste Dump (SWD), and non-contact water channels;
▪Selected a new site for the process plant so that its preparation will provide the required non-acid generating rocks for the construction of the starter dam of the TSF, while minimizing trucking distances;
▪Optimized open pit mine design for mining, stripping, and scheduling, and coordinated the mining schedule with ongoing tailings dam raises using stripped waste rock;
▪Commenced metallurgical test work on selective flotation – potentially leading to higher recoveries and improved payabilities; and
▪Started Detailed Engineering Design (EP) for the process plant, including engaging a consulting engineer, equipment selection, purchasing and detailed engineering drawings.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
•Advanced Project Infrastructure:
▪Optimized designs for a new public bypass road and internal operational haul roads;
▪Executed a power line contract with the Ecuadorian state-owned power company (CNEL EP). The construction contractor will be selected once the updated engineering design is completed; and
▪Commenced permitting for standby diesel power generation for the dry season, as climate change has impacted the power supply situation in Ecuador.
•Produced Project Materials Balance: including total cubic metres of cutting, filling, cement, and amount of high-density polyethylene material, and bill of quantities for the major construction projects of the mine and process plant, which are divided into three bidding packages:
▪Bid Package 1: Construction of temporary camp, TSF to starter dam phase, SWD, non-contact water channels, internal haul roads, and preparation of the process plant site and permanent camp site;
▪Bid Package 2: Mining, stripping and ongoing tailings dam raises using stripped waste rocks; and
▪Bid Package 3: Construction of the process plant, tailings discharge and back water systems, water treatment plants, permanent camp, and other site infrastructure.
•Adopted “Unit Cost” Criteria (as compared to “Open Book”) for potential contractors to bid on the three construction packages outlined above. For example, “Unit Cost” for blasting or cutting one cubic metre of rock or saprolite, then loaded and trucked to, within two kilometres, shall include all personnel and management costs, plus any profit contractor intends to have for the work. Monthly total payments will be based on measured cubic metres of cutting.
•Awarded the Bid Package 1 commercial contract to CRCC 14 Bureau Group Co. Ltd. ("CRCC 14") after a bidding process from three mining contractors with operation at Ecuadorian mining or construction sites.
CRCC 14 has a regional headquarter in Quito and over ten years operating experience in Ecuador building infrastructure in open pit mines and in the heavy civil construction sectors. CRCC 14 is currently at the El Domo Project to work on the access road and site preparation for the temporary camp construction.
The Company announced the construction plan and schedule for the development of the El Domo Project on April 23, 2025. The Company is targeting bringing the El Domo Project into production by the end of 2026 at an estimated cost of $240.5 million.
Total expenditures incurred and capitalized since the Adventus acquisition at the El Domo Project were $7.2 million.
(vi)Condor Project
The Condor Project in southern Ecuador is 98.7% owned by the Company and was acquired through the purchase of Adventus on July 31, 2024. The Condor Project is located within one of the most mineralized trends in Ecuador, near large-scale operations such as the Fruta del Norte gold mine (33 km north) and the Mirador copper mine (55 km north).
Since the acquisition, the Company has been diligently working to reorganize the Condor operational structure, conduct a mineral resource review to assess future development plans, and initiate site control activities. Please refer to the Company's news release dated May 12, 2025 for the updated mineral resource for the Condor Project. Total expenditures incurred and capitalized since the acquisition at the Condor Project were $1.3 million.
(c)Comparison of Fiscal 2025 Results and Fiscal 2025 Guidance
Unless otherwise stated, all reference to Fiscal 2025 Guidance in the MD&A refer to the “Fiscal 2025 Operating Outlook” section in the Company’s Fiscal 2024 Annual MD&A dated May 22, 2024 (“Fiscal 2025 Guidance”) filed under the Company’s SEDAR+ profile at www.sedarplus.ca.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
(i)Production and Production Costs
The following table summarizes the production and production costs achieved in Fiscal 2025 compared to the respective Fiscal 2025 Guidance:

		Head grades				Metal production				Production costs
	Ore processed	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc	Cash cost	AISC
	(tonnes)	(g/t)	(g/t)	(%)	(%)	(oz)	(Koz)	(Klbs)	(Klbs)	($/t)	($/t)
Year ended March 31, 2025
Ying Mining District	1,013,659	0.30	212	2.8	0.6	7,495	6,431	56,847	8,552	88.46	139.33
GC Mine	299,036	—	67	0.9	2.5	—	517	5,323	14,765	54.97	83.36
Consolidated	1,312,695					7,495	6,948	62,170	23,317	80.86	142.09
Fiscal 2025 Guidance
Ying Mining District	860,000-955,000	0.30	235	3.1	0.8	7,900-9,000	6,210-6,680	57,160-61,890	8,877-10,986	83.7-88.1	142.4-153.2
GC Mine	291,000-301,000	—	68	1.1	3.0	—	540-550	7,070-7,450	18,240-19,110	54.4-55.5	99.3-99.7
Consolidated	1,151,000-1,256,000					7,900-9,000	6,750-7,230	64,230-69,340	27,117-30,096	77.0-79.6	143.6-152.3
In Fiscal 2025, the Company processed a total of 1,312,695 tonnes of ore and produced approximately 7,495 ounces of gold, 6.9 million ounces of silver, 62.2 million pounds of lead, and 23.3 million pounds of zinc. Ore processed surpassed the guidance and silver production was within the guidance while gold, lead and zinc production were below the guidance due to lower head grade achieved. Ore production at the Ying Mining District exceeded the guidance. Ore production at the GC Mine was within the guidance while metal production was below the guidance, and the shortfall can be attributed to the lower head grades achieved.
The consolidated AISC per tonne was below the guidance, while the per tonne cash cost was slightly over the annual guidance as more tunneling and drilling were expensed as part of mining costs at the Ying Mining District. Development and Capital Expenditures
The following table summarizes the development work and capitalized expenditures for the years ended March 31, 2025 compared to the respective Fiscal 2025 Guidance.

	Development and Capital Expenditures								Expensed
	Ramp and Development Tunnels		Exploration Tunnels		Drilling		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Year ended March 31, 2025
Ying Mining District	34,486	$23,764	62,035	$22,504	60,804	$1,942	22,045	$70,255	61,466	163,061
GC Mine	2,607	1,664	9,559	3,570	41,335	889	606	6,729	10,355	14,076
El Domo	—	7,166	—	—	—	—	305	7,471	—	—
Condor	—	1,275	—	—	—	—	—	1,275	—	—
Other	—	543	—	—	—	—	284	827	—	—
Consolidated	37,092	$34,412	71,594	$26,074	102,139	$2,831	$23,240	$86,557	71,821	177,137
Fiscal 2025 Guidance
Ying Mining District	45,100	27,300	45,800	17,400	137,700	3,400	30,600	78,700	37,800	117,300
GC Mine	8,000	4,500	9,700	5,000	51,500	1,300	300	11,100	7,100	18,700
Other	—	—	—	—	—	—	1,000	1,000	—	—
Consolidated	53,100	$31,800	55,500	$22,400	189,200	$4,700	$31,900	$90,800	44,900	136,000
Total capital expenditures incurred in Fiscal 2025 was $86.6 million, compared to the capital expenditures guidance of $90.8 million. Capitalized mine development expenditures were $34.4 million, up 8% compared to the guidance of $31.8 million. Capital expenditures incurred for equipment replacement, and mill and tailing storage facility (the “TSF”)

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
construction was $23.2 million, down 27% compared to the guidance. The decrease was mainly due to only $9.6 million capital expenditures incurred for the construction of TSF in Fiscal 2025 compared to the guidance of $15.9 million.
5.Fiscal 2026 Production, Cash Costs, and Capital Expenditure Guidance
The Company reiterates its production, cash costs, and capital expenditures guidance for the year ended March 31, 2026 (Fiscal 2026") previous announced in the Company's news releases dated April 15 and April 23, 2025.
•Guidance for Fiscal 2026 production, cash and all-in sustaining (AIS) costs
In Fiscal 2026, the Company expects to process 1,331,000 to 1,369,000 tonnes of ore, yielding approximately 9,100 to 10,400 oz of gold, 7.380 to 7.600 million oz of silver, 65.200 to 66.900 million lb of lead, and 29.300 to 30.300 million lb of zinc. The guidance represents increases of 1%-4% in ore processed, and 21% to 39% in gold, 6% to 9% in silver, 5% to 8% in lead, and 26% to 30% in zinc metal production compared to the Fiscal 2025 results.

	F2026 Production Guidance
Production	Ying Mining District		GC		Consolidated
	Low	High	Low	High	Low	High
Ore Processed (t)	1,031,000	1,057,000	300,000	312,000	1,331,000	1,369,000
Gold ore	131,000	142,000	—	—	131,000	142,000
Silver ore	900,000	915,000	300,000	312,000	1,200,000	1,227,000

Head Grades
Gold (gram/t)	0.3		—
Silver (gram/t)	225		74
Lead (%)	2.8		1.1
Zinc (%)	0.7		2.9

Metal Production
Gold (oz)	9,100	10,400	—	—	9,100	10,400
Silver (Koz)	6,800	7,000	580	600	7,380	7,600
Lead (Klb)	58,800	60,300	6,400	6,600	65,200	66,900
Zinc (Klb)	11,800	12,200	17,500	18,100	29,300	30,300

	F2026 Cost Guidance
Costs	Ying Mining District		GC		Consolidated
Cash Cost ($/t)	86.8	88.4	60.3	60.8	80.7	82.1
AISC ($/t)	157.8	160.5	90.9	92.6	154.8	157.8
The Ying Mining District plans to process 1,031,000 to 1,057,000 tonnes of ore, to produce 9,100 to 10,400 oz of gold, 6.800 to 7.000 million oz of silver, 58.800 to 60.300 million lb of lead, and 11.800 to 12.200 million lb of zinc for Fiscal 2026. This production guidance represents production increases of 2% to 4% in ore, 21% to 39% in gold, 6% to 9% in silver, 3% to 6% in lead and 38% to 43% in zinc, compared to the Fiscal 2025 results.
The cash cost at the Ying Mining District is expected to be $86.8 to $88.4 per tonne of ore, compared to the cash cost of $88.46 in Fiscal 2025. The AISC is estimated at $157.8 to $160.5 per tonne, higher than the AISC of $139.33 in Fiscal 2025 due to the new regulation of 2.3% mineral rights royalty in China.
The GC Mine plans to process 300,000 to 312,000 tonnes of ore to produce 0.580 to 0.600 million oz of silver, 6.400 to 6.600 million lb of lead, and 17.500 to 18.100 million lb of zinc. Fiscal 2026 production guidance at the GC Mine represents production increases of 0.3% to 4% in ore and 12% to 16% in silver, 20% to 24% in lead and 19% to 23% in zinc compared to the Fiscal 2025 results.
The cash cost at the GC Mine is expected to be $60.3 to $60.8 per tonne of ore, compared to $54.97 recorded in Fiscal 2025. The AISC is estimated at $90.9 to $92.6 per tonne of ore processed, compared to $83.36 recorded in Fiscal 2025 as

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
more development tunneling has been planned in Fiscal 2026. The mineral rights royalty will not apply to the GC Mine until the mining license is renewed by 2040.
The consolidated cash cost in Fiscal 2026 is expected to be $80.7 to $82.1 per tonne, while the consolidated AISC is expected to be $154.8 to $157.8 per tonne.
•Fiscal 2026 capital expenditure guidance for China Operations
The table below summarizes the capital expenditure the Company expects to be incurred for our projects in China in Fiscal 2026.

			Fiscal 2026 Guidance
			Ying Mining District	GC Mine	Kuanping	Total
Capitalized Expenditures	Ramp, Development Tunneling¹ and other	(Metres)	38,800	5,700	6,300	50,800
		($ Million)	25.3	3.6	2.7	31.6
	Exploration Tunneling	(Metres)	67,700	11,100	1,300	80,100
		($ Million)	24.8	3.9	0.4	29.1
	Diamond Drilling	(Metres)	190,600	48,400	—	239,000
		($ Million)	5.8	1.1	—	6.9
	Facilities and Equipment¹	($ Million)	17.5	0.7	0.8	19.0
	Total	($ Million)	73.4	9.3	3.9	86.6
Expensed (included as cash cost)	Mining Preparation Tunneling	(Metres)	67,300	11,400	—	78,700
		($ Million)	27.1	4.6		31.7
	Diamond Drilling	(Metres)	58,500	12,600	—	71,100
		($ Million)	1.6	0.3		1.9
Note 1: Items are to be included in AISC
a.Ying Mining District
The total capital expenditure at the Ying Mining District in Fiscal 2026 is estimated at $73.4 million as the Company continues to optimize the mine plan to increase ore production and grow its mineral resources. The Company plans to spend:
•$25.3 million to develop 38,800 metres of ramps and tunnels for transportation and access, and this has been included in AISC.
•$24.8 million to develop 67,700 metres of exploration tunnels and to spend $5.8 million to drill 190,600 metres of exploration diamond drill holes; and
•$17.5 million on equipment replacement and facility upgrade and construction, which is also included in AISC.
In addition to the above work, the Company also plans to complete and expense 67,300 metres of mining preparation tunnels and 58,500 metres of diamond drilling at the Ying Mining District, as part of the cash cost.
b.GC Mine
The total capital expenditure at the GC Mine in Fiscal 2026 is estimated at $9.3 million to maintain its production and mineral resources. The Company plans to spend:
•$3.6 million to develop 5,700 metres of ramps and tunnels, and such cost is included in AISC;
•$3.9 million to develop 11,100 metres of exploration tunnels and to spend $1.1 million to drill 48,400 metres of exploration diamond drill holes; and
•$0.7 million on equipment replacement, facility upgrades and construction, which is also included in AISC.
In addition to the above work, the Company also plans to complete and expense 11,400 metres of mining preparation tunnels and 12,600 metres of diamond drilling at the GC Mine, as part of the cash cost.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
c.Kuanping Project
The Kuanping Project has received all permits and licenses for mine construction, and the access road and site preparation work has started. In Fiscal 2026, the Company will invest $3.9 million for the construction of the mine, which includes $2.7 million on 6,300 metres of ramp and tunnel development, $0.4 million on 1,300 metres of exploration tunnels, and $0.8 million on equipment.
•Fiscal 2026 capital expenditure guidance for Ecuador Operations
a.El Domo Project
As announced in the Company's news release dated April 23, 2025, the Company is targeting to bring the El Domo Project into production by the end of calendar year 2026 at an estimated cost of $240.5 million. The table below summaries the costs to construct the El Domo Project:

		Fiscal 2026	Fiscal 2027	Total
		($ Million)	($ Million)	($ Million)
1	Package #1 - Site preparation/Roads/Channels/TSF/SWD	$29.2	$18.2	$47.5
2	Package #2 - Open Pit Mining and Stripping	7.0	32.0	39.0
3	Package #3 - Processing Plant Construction and Equipment	14.0	19.0	33.0
4	Temporary and Permanent Camps	2.0	5.0	7.0
5	Packages #4,5 -Site Infrastructure (bypass roads, power line, standby diesel generators, water treatment plant)	16.0	17.0	33.0
	Direct costs sub-total	$68.2	$91.2	$159.5
6	Owner's Contingency	13.6	18.3	31.9
7	Owner's Cost	12.0	18.0	30.0
8	Value added tax (VAT)	8.2	10.9	19.1
	Total	$102.0	$138.4	$240.5
Package #1 - Site Preparation/Roads/Channel/TSF/SWD
The commercial contract for Package #1 was awarded in January 2025 to CRCC 14, and CRCC 14 has been on-site conducting various earthworks since January 2025.
The estimated capital costs for Package #1 are based on the unit prices as indicated in the contract multiplied by the design quantities of each activity. The table below summarizes the estimated schedule and costs for Package #1.

	Fiscal 2026	Fiscal 2027	Total
	($ Million)	($ Million)	($ Million)
Package #1
Site Preparation	$10.4	$—	$10.5
TSF	2.8	8.4	11.2
Roads	5.7	3	8.7
Channels	6.2	6.4	12.6
Other (SWD)	4.1	0.4	4.5
Package #1	$29.2	$18.2	$47.5
Package #2 – Open Pit Mining and Stripping
The cost estimates are based on the optimized mine plan, which is based on the 2021 Feasibility Study, and the initial quotations received from interested contractors on a “Unit Cost” basis, that is the cost of drilling, blasting and removing each cubic metre of rock a certain distance. The Company has not yet awarded the commercial contract for Package #2. The table below summarizes the estimated schedule and costs for Package #2.

Fiscal 2026	Fiscal 2027	Total
($ Million)	($ Million)	($ Million)

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Package #2
Stripping	$5.5	$24.0	$29.5
Ore Mining	—	0.1	0.1
Other	1.5	7.9	9.4
Package #2 – Open pit Mining and Stripping	$7.0	$32.0	$39.0
The Company expects to commence stripping of the open pit in August 2025, and a total of 5.4 million cubic metres of sediments and waste rocks will be stripped and among this, 3.5 million cubic metres of non-acid generation (NAG) waste rock will be used to build the starter dam and Stage 2 dam of the TSF, permanent camp foundation, and 43,000 tonnes of ore to be produced by the end of 2026. With this stripping of waste rocks, ore in pit, ready to be mined, is expected to be 550,000 cubic metres to support three years of ore production.
Package #3 - Processing Plant Construction and Equipment
The Company has engaged Jinpeng to complete the detailed engineering design of the processing plant based on the 2021 Feasibility Study. Jinpeng is also finalizing the detailed flowsheet, equipment selection and cost estimates for the processing plant construction and equipment. The improvements from the design of the 2021 Feasibility Study are to build a steel-framed building to cover run of ore to avoid tropical storm leaching, and to cover all equipment and operational facilities with steel-framed building. The cost estimates are based on the engineering design, initial bidding price for major equipment from international vendors, market prices for minor equipment in China plus shipping cost, current construction cost in Ecuador.

	Fiscal 2026	Fiscal 2027	Total
	($ Million)	($ Million)	($ Million)
Package #3
Run of Mine Platform/Shack + Crushing	$1.4	$0.8	$2.2
Grinding and Cyclone Facilities	2.1	3.2	5.3
Flotation Workshop Facilities	3.3	5.3	8.6
Concentrate/Tailings Dewatering Facility	1.4	2.1	3.5
Process Water Supply/TSF Water Reclaim System	1	1.6	2.6
Laboratory/Maintenance/Electrical/Automation	1.9	2.5	4.4
General Layout Engineering	0.5	0.7	1.2
Other	2.4	2.8	5.2
Package #3 – Processing plant construction and equipment	$14.0	$19.0	$33.0
The total cost for the processing plant and equipment is estimated at $33.0 million. The major equipment bid process and ordering are expected to be completed by the end of May 2025. Construction of the main plant and auxiliary facilities are expected to commence in September 2025, with major equipment installation expected to commence in May 2026. The Company expects to complete construction and equipment installation by November 2026, with commissioning of the process plant occurring in December 2026.
Power line construction and Stand-by Diesel Power Generators
The Company is currently updating the engineering work for the power line construction and is in the process of selecting contractors to construct the power line. The construction of the power line is expected to be initiated in May 2025 and completed in 13-17 months. The Company has also sourced diesel power generators as standby and emergency power to satisfy Ecuador market conditions. The standby diesel power generators are expected to be in operation before the completion of the process plant.
b.Condor Project
At the Condor Project, the Company is planning to carry out a 3,500 metres drilling program, update the mineral resource estimate and preliminary economic assessment study, and conduct an environmental impact study to update the environmental permit from exploration to small scale mining for inclusion of underground development. The total capital expenditure at the Condor Project is estimated at $3.2 million in Fiscal 2026.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
6.Acquisition of Adventus
On July 31, 2024, the Company completed the acquisition of Adventus through the purchase of all issued and outstanding common shares of Adventus, not already owned by Silvercorp, by issuing a total of 38,818,841 Silvercorp shares to the shareholders of Adventus. The Company also issued a total of 1,766,721 Silvercorp stock options to replace Adventus’ outstanding options, and 2,787,020 Silvercorp warrants to replace Adventus’ outstanding warrants. All Adventus restricted share units outstanding immediately before closing were settled in cash, funded by the Company through Adventus.
Upon closing of the acquisition, the Company gained ownership of 75% interest in the El Domo Project and 98.7% interest in the Condor Project.
The acquisition has been accounted for as an asset acquisition as it was determined that the mineral projects did not constitute a business as defined by IFRS 3 Business Combination. The consideration paid along with the transaction costs incurred in connection with the acquisition of Adventus, was determined in accordance with IFRS 2 Share-based Payment, and was allocated to the assets acquired and liabilities assumed based on their relative fair values.
Table below summarizes the total acquisition costs incurred and their allocation to the assets acquired and liabilities assumed.

Consideration Paid
38,818,841 common shares of Silvercorp issued	$146,016
1,766,721 stock options of Silvercorp issued	2,403
2,787,020 warrants of Silvercorp issued	2,098
Previously held interest in Adventus	25,748
Funds advanced to Adventus before closing	1,239
$177,504
Transaction costs	3,838
Total acquisition costs to be allocated	$181,342

Cost of assets and liabilities acquired
Cash and cash equivalent	$3,483
Other receivable	710
Prepaid and deposits	324
Other investment	21
Property, plant and equipment	523
Mineral rights and properties	225,958
Other assets	645
Accounts payable and accrued liabilities	(14,248)
Lease obligation	(16)
Deposit received	(13,250)
Non-controlling interests	(22,808)
Net assets acquired	$181,342
7.Investment in Associates
(a)Investment in New Pacific Metals Corp.
New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). The Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.
As at March 31, 2025, the Company owned 46,907,701 common shares of NUAG (March 31, 2024 – 46,904,706), representing an ownership interest of 27.3% (March 31, 2024 – 27.4%).

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG's common shares per quoted market price
As at April 1, 2023	44,351,616	$43,253	$119,621
Participation in bought deal	2,541,890	4,982	—
Purchase from open market	11,200	15	—
Dilution Gain	—	733	—
Share of net loss	—	(1,784)	—
Share of other comprehensive loss	—	(28)	—
Foreign exchange impact	—	(91)	—
As at March 31, 2024	46,904,706	$47,080	$63,693
Purchase from open market	2,995	4	—
Share of net loss	—	(1,188)	—
Share of other comprehensive loss	—	(789)	—
Foreign exchange impact	—	169	—
As at March 31, 2025	46,907,701	$45,276	$51,598
(b)Investment in Tincorp Metals Inc.
Tincorp Metals Inc. (“TIN”), formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). The Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.
In January 2024, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow TIN to advance up to $1.0 million from the Company. Upon signing the Facility, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. In April 2024, the Company provided the remaining $0.5 million to TIN. The Facility has a maturity date of January 31, 2026.
As at March 31, 2025, the Company owned 19,864,285 common shares of TIN (March 31, 2024 – 19,864,285), representing an ownership interest of 29.1% (March 31, 2024 – 29.7%).
The summary of the investment in TIN common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of TIN's common shares per quoted market price
As at April 1, 2023	19,514,285	7,442	6,777
Tincorp shares received under credit facility agreement	350,000	78
Share of net loss		(908)
Share of other comprehensive income		(8)
Impairment		(4,251)
Foreign exchange impact		(7)
As at March 31, 2024	19,864,285	$2,346	$2,346
Share of net loss from TIN, net of impairment adjustments		(1,618)
Share of other comprehensive income		5
Foreign exchange impact		7
As at March 31, 2025	19,864,285	$740	$2,073

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
8.Overview of Financial Results
(a)Selected Annual and Quarterly Information
The following tables set out selected quarterly results for the past ten quarters as well as selected annual results for the past three years. The dominant factors affecting results presented below are the volatility of the realized selling metal prices and the timing of sales. The results for the quarters ended March 31 are normally affected by the extended Chinese New Year holiday.

Fiscal 2025	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2024	Sep 30, 2024	Dec 31, 2024	Mar 31, 2025	Mar 31, 2025
Revenue	$72,165	$68,003	$83,614	$75,113	298,895
Costs of mine operations	35,651	36,342	54,384	48,967	175,344
Income from mine operations	36,514	31,661	29,230	26,146	123,551
Corporate general and administrative expenses	4,287	4,976	4,553	3,749	17,565
Foreign exchange (gain) loss	(1,749)	1,120	629	581	581
Share of loss in associates	412	472	379	1,543	2,806
Gain on investments	(2,216)	(3,840)	(1,472)	(4,923)	(12,451)
Gain (loss) from derivative liabilities	—	—	(11,561)	20,572	9,011
Other items	1,919	1,316	(2,613)	2,265	2,887
Income from operations	33,861	27,617	39,315	2,359	103,152
Finance items	(1,615)	(1,852)	873	789	(1,805)
Income tax expenses	7,347	6,415	7,229	5,197	26,188
Net income	28,129	23,054	31,213	(3,627)	78,769
Net income (loss) attributable to equity holders of the Company	21,938	17,707	26,130	(7,585)	58,190
Basic earnings per share	0.12	0.09	0.12	(0.03)	0.29
Diluted earnings per share	0.12	0.09	0.12	(0.03)	0.28
Cash dividend declared	2,221	—	2,727	—	4,948
Cash dividend declared per share	0.0125	—	0.0125	—	0.025
Other financial information
Total assets					1,138,941
Total liabilities					305,553
Total equity attributable to equity holders of the Company					702,728

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Fiscal 2024	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2023	Sep 30, 2023	Dec 31, 2023	Mar 31, 2024	Mar 31, 2024
Revenue	$60,006	$53,992	$58,508	$42,681	$215,187
Costs of mine operations	36,705	33,049	35,201	29,643	134,598
Income from mine operations	23,301	20,943	23,307	13,038	80,589
Corporate general and administrative expenses	3,650	3,810	3,228	3,407	14,095
Foreign exchange (gain) loss	2,227	(1,314)	701	(1,277)	337
Share of loss (gain) in associates	640	705	5,680	(4,333)	2,692
Dilution gain on investment in associate	—	(733)	—	—	(733)
Impairment of investment in associate	—	—	—	4,251	4,251
Loss (gain) on investments	(1,086)	603	(6,204)	(990)	(7,677)
Other items	(130)	912	2,219	702	3,703
Income from operations	18,000	16,960	17,683	11,278	63,921
Finance items	(1,434)	(1,688)	(1,510)	(1,402)	(6,034)
Income tax expenses	6,221	3,878	5,123	5,055	20,277
Net income	13,213	14,770	14,070	7,625	49,678
Net income attributable to equity holders of the Company	9,217	11,050	10,510	5,529	36,306
Basic earnings per share	0.05	0.06	0.06	0.03	0.21
Diluted earnings per share	0.05	0.06	0.06	0.03	0.20
Cash dividend declared	2,214	—	2,214	—	4,428
Cash dividend declared per share	0.0125	—	0.0125	—	0.0250
Other financial information
Total assets					702,815
Total liabilities					105,806
Total equity attributable to equity holders of the Company					507,255

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Fiscal 2023	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2023
Revenue	$63,592	$51,739	$58,651	$34,147	$208,129
Costs of mine operations	38,690	37,378	36,907	24,371	137,346
Income from mine operations	24,902	14,361	21,744	9,776	70,783
Corporate general and administrative expenses	3,557	3,476	3,171	3,045	13,249
Foreign exchange loss (gain)	(1,656)	(4,340)	850	304	(4,842)
Share of loss in associates	728	771	677	725	2,901
Dilution loss on investment in associate	—	—	—	107	107
Loss (gain) on equity investments	2,671	1,596	(3,010)	1,061	2,318
Impairment charges against mineral rights and properties	—	20,211	—	—	20,211
Other items	231	61	2,791	9	3,092
Income from operations	19,371	(7,414)	17,265	4,525	33,747
Finance items	(800)	(1,023)	69	358	(1,396)
Income tax expenses	6,087	3,811	2,259	1,886	14,043
Net income	14,084	(10,202)	14,937	2,281	21,100
Net income (loss) attributable to equity holders of the Company	10,169	(1,712)	11,916	235	20,608
Basic earnings (loss) per share	0.06	(0.01)	0.07	—	0.12
Diluted earnings (loss) per share	0.06	(0.01)	0.07	—	0.12
Cash dividend declared	2,216	—	2,209	—	4,425
Cash dividend declared per share	0.0125	—	0.0125	—	0.025
Other financial information
Total assets					676,799
Total liabilities					96,968
Total attributable shareholders' equity					489,053
(b)Overview of the Financial Results in Fiscal 2025
Net income attributable to equity shareholders of the Company in Fiscal 2025 was $58.2 million or $0.29 per share, compared to net income of $36.3 million or $0.21 per share in Fiscal 2024.
The adjusted basic earnings to equity shareholders were $75.1 million or $0.37 per share, after excluding a $9.0 million charge on the fair value of derivative liabilities related to convertible notes and warrants, an $8.9 million one-time mineral rights royalty to renew a mining permit, $15.1 in million other non-cash or non-routine expenses, and $12.5 million gain on mark to market investments, compared to $39.3 million or $0.22 per share in the prior year quarter.
Revenue in Fiscal 2025 was $298.9 million, up 39% compared to $215.2 million in Fiscal 2024. The increase is mainly due to increases of 4%,11%, 3%, and 1%, respectively, in gold, silver, lead, and zinc produced and sold; coupled with increases of 31%, 35%, 12% and 35%, respectively, in the selling prices for gold, silver, lead and zinc, generating an increase of $21.5 million as a result of more metals produced and sold, and an increase of $60.7 million from the higher selling prices.
The net realized selling price is calculated using the Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”). The metal prices quoted on SME, excluding gold, include VAT. The following table is a comparison among the Company’s average net realized selling prices, prices quoted on SME, and prices quoted on London Metal Exchange (“LME”) in Fiscal 2025 and Fiscal 2024:

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	F2025	F2024	F2025	F2024	F2025	F2024	F2025	F2024
Net realized selling prices	$26.95	$17.11	$2,351	$1,511	$0.96	$0.87	$1.11	$1.06
SME	$31.03	$21.48	$2,436	$1,818	$1.08	$1.00	$1.44	$1.63
LME	$30.38	$21.35	$2,584	$1,804	$0.94	$0.95	$1.32	$1.49
Compared to Fiscal 2024, the average realized selling prices for silver and gold in Fiscal 2025 increased by 58% and 56%, respectively, while the average silver and gold prices quoted on the SME increased by 44% and 34%, and the average silver and gold prices quoted on the LME increased by 42% and 43%, respectively.
The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

	Year ended March 31, 2025			Year ended March 31, 2024
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Gold (oz)	7,577	—	7,577	7,268	—	7,268
Silver (Koz)	6,405	525	6,930	5,717	518	6,235
Lead (Klb)	56,787	5,469	62,256	54,292	6,333	60,625
Zinc (Klb)	8,601	14,868	23,469	8,240	15,010	23,250
Revenue
Gold (in thousands of $)	17,816	—	17,816	13,024	—	13,024
Silver (in thousands of $)	175,932	10,824	186,756	116,364	7,870	124,234
Lead (in thousands of $)	54,794	5,220	60,014	46,972	5,422	52,394
Zinc (in thousands of $)	9,610	16,413	26,023	6,904	12,198	19,102
Other (in thousands of $)	5,363	2,923	8,286	4,529	1,904	6,433
	263,515	35,380	298,895	187,793	27,394	215,187
Average Selling Price, Net of Value Added Tax and Smelter Charges
Gold ($/oz)	2,351	—	2,351	1,792	—	1,792
Silver ($/oz)	27.47	20.62	26.95	20.35	15.19	19.93
Lead ($/lb)	0.96	0.95	0.96	0.87	0.86	0.86
Zinc ($/lb)	1.12	1.10	1.11	0.84	0.81	0.82
Costs of mine operations in Fiscal 2025 were $175.3 million, up 30% compared to $134.6 million in Fiscal 2024. Items included in costs of mine operations are as follows:

	Years ended March 31,
	2025	2024	Changes
Production cost	$108,363	$88,574	22%
Depreciation and amortization	31,014	27,286	14%
Mineral resource taxes	7,359	5,275	40%
Government fees and other taxes	16,009	2,641	506%
General and administrative	12,599	10,822	16%
	$175,344	$134,598	30%
Production costs expensed in Fiscal 2025 were $108.4 million, up 22% compared to $88.6 million in Fiscal 2024. The increase was mainly due to the increase in tonnages of ore to produce the metal sold and the per tonne production costs, and an increase of $12.1 million for mining preparation tunnels were expensed as mining cost. The production costs expensed represent approximately 1,340,000 tonnes of ore processed expensed at $80.86 per tonne, compared to approximately 1,123,000 tonnes of ore processed expensed at $78.86 per tonne in Fiscal 2024.
The increase in the mineral resource taxes was mainly due to higher revenue achieved.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
Government fees and other taxes are comprised of environmental protection fees, mineral rights royalty, surtaxes on VAT, land usage levies, stamp duties and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments as follows:

	Fiscal 2025	Fiscal 2024	Changes
Government fees	$74	$61	21%
Mineral rights royalty	12,761	—	100%
Other taxes	3,174	2,580	23%
	$16,009	$2,641	506%
Mineral rights royalty was paid or payable to the local Chinese government pursuant to the guideline of "Measure for the Levy of Mining Rights Royalty" implemented by the Province of Henan, China in 2024. It is calculated based on certain percentages of revenue arising from the mineral resources that had not yet been compensated to the local government. The Company paid approximately $7.2 million to the local government upon renewal of the Yuelianggou Mining License at the Ying Mining District in November 2024, $2.3 million in February 2025 and accrued additional $3.3 million as of March 31, 2025. Of the $12.8 million mineral rights royalty, approximately $8.9 million is calculated based on the mineral resources consumed in the prior years.
Mine general and administrative expenses for the mine operations in Fiscal 2025 were $12.6 million, up 16% compared to $10.8 million in Fiscal 2024. The increase was mainly due to the inclusion of the general and administrative of the El Domo Project and the Condor Project after the acquisition of Adventus. Items included in general and administrative expenses for the mine operations are as follows:

	Fiscal 2025	Fiscal 2024	Changes
Amortization and depreciation	$1,152	$1,094	5%
Office and administrative expenses	3,735	2,613	43%
Professional fees	536	565	(5)%
Salaries and benefits	7,176	6,550	10%
	$12,599	$10,822	16%
Income from mine operations in Fiscal 2025 was $123.6 million, up 53% compared to $80.6 million in Fiscal 2024. The increase was mainly due to the increases in the net realized metal selling prices and more metals sold. Income from mine operations at the Ying Mining District was $114.1 million, compared to $77.9 million in Fiscal 2024. Income from mine operations at the GC Mine was $11.3 million, compared to $3.1 million in Fiscal 2024.
Corporate general and administrative expenses in Fiscal 2025 were $17.6 million, up 25% or $3.5 million, compared to $14.1 million in Fiscal 2024. The increase was mainly due to the inclusion of Adventus's corporate expenditures, including severance package paid to departed employees after the acquisition of Adventus completed on July 31, 2024. Items included in corporate general and administrative expenses are as follows:

	Fiscal 2025	Fiscal 2024	Changes
Amortization and depreciation	$660	$588	12%
Office and administrative expenses	2,432	2,042	19%
Professional Fees	1,400	860	63%
Salaries and benefits	9,381	6,459	45%
Share-based compensation	3,692	4,146	(11)%
	$17,565	$14,095	25%
Property evaluation and business development expense in Fiscal 2025 was $3.3 million compared to $0.8 million in Fiscal 2024. The increase was mainly due to the increase of the Company's activities to evaluate mineral projects as well as a non-routine effort to explore opportunities to list the Company's common shares on another stock exchange, resulting in $2.7 million of expenses incurred in Fiscal 2025.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
Foreign exchange loss in Fiscal 2025 was $0.6 million compared to $0.3 million in Fiscal 2024. The foreign exchange loss is mainly driven by the exchange rates of the US dollar and the Australian dollar against the Canadian dollar before the Company's corporate office and its immediate holding companies incorporated in British Virgin Island changed its functional currency to the US dollar effectively October 1, 2024 by the exchange rates of the Canadian dollar and the Australian dollar against the US dollar.
Gain on investments in Fiscal 2025 was $12.5 million, an increase of $4.8 million compared to $7.7 million in Fiscal 2024. The gain was mainly due to the fair value changes of mark-to-market investments.
Charge on fair valuation of derivative liabilities in Fiscal 2025 was $9.0 million compared to $nil in Fiscal 2024. The derivative liabilities include the conversion right of the $150.0 million senior convertible notes the Company issued in November 2024 and the warrants reclassified from equity reserve upon the change of functional currency of the corporate office of the Company in October 2024. Derivative liabilities are measured at fair value at each reporting date, and any changes to their fair value are through profit and loss.
Share of loss in associates in Fiscal 2025 was $2.8 million, compared to $2.7 million in Fiscal 2024. Share of loss in an associate represents the Company’s equity pickup in NUAG and TIN, net of impairment adjustments.
Finance income in Fiscal 2025 was $8.5 million compared to $6.2 million in Fiscal 2024. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.
Finance costs in Fiscal 2025 were $6.7 million compared to $0.2 million in Fiscal 2024, and comprised of:

	Fiscal 2025	Fiscal 2024	Changes
Interest on lease obligation	$126	$22	473%
Interest on convertible notes	4,707	—	100%
Issuance costs of convertible notes allocated to derivative liabilities	1,741	—	100%
Accretion of environmental rehabilitation liabilities	139	191	(27)%
	$6,713	$213	3,052%
A total of $150.0 million senior unsecured convertible notes with coupon rate of 4.75% per annum and effective interest rate of 12.6% were issued in November 2024, which contributed to the increase in finance costs from interest from the note and issuance costs.
Income tax expenses in Fiscal 2025 were $26.2 million, up 29% compared to $20.3 million in Fiscal 2024. The increase is mainly due to the increase in taxable income from mine operations. The income tax expense recorded in Fiscal 2025 included a current income tax expense of $17.7 million (Fiscal 2024 - $14.7 million) and a deferred income tax expense of $8.5 million (Fiscal 2024 - $5.6 million). The current income tax expenses in Fiscal 2025 included withholding tax expenses of $2.4 million (Fiscal 2024 - $6.1 million), which were paid at a rate of 10% on dividends distributed out of China.
(c)Overview of Q4 Fiscal 2025 Financial Results
Net loss attributable to equity shareholders of the Company in Q4 Fiscal 2025 was $7.6 million or $0.03 per share, compared to net income of $5.5 million or $0.03 per share in Q4 Fiscal 2024.
The adjusted net income attributable to equity shareholders was $14.7 million or $0.07 per share, after excluding a $20.6 million charge on the fair value of derivative liabilities, $6.7 million non-cash or non-routine expenses, and $4.9 million gain on mark to market investments, compared to $3.8 million or $0.02 per share in Q4 Fiscal 2024.
Revenue in Q4 Fiscal 2025 was $75.1 million, up 76% compared to $42.7 million in Q4 Fiscal 2024. The increase is mainly due to 81%, 40%, 37% and 1% respectively, more, gold, silver, lead and zinc metal produced and sold, coupled with increases of 33%, 34%, 6% and 23%, respectively, in the selling prices for gold, silver, lead and zinc, generating an increase of $20.9 million arising from the increased metals produced and sold plus a $10.7 million increase arising from higher selling prices.
The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Three months ended March 31, 2025			Three months ended March 31, 2024
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Gold (oz)	3,465	—	3,465	1,916	—	1,916
Silver (Koz)	1,522	77	1,599	1,052	87	1,139
Lead (Klb)	15,479	784	16,263	10,821	1,051	11,872
Zinc (Klb)	2,087	2,401	4,488	1,730	2,702	4,432
Revenue
Gold (in thousands of $)	8,777	—	8,777	3,639	—	3,639
Silver (in thousands of $)	42,836	1,583	44,419	22,313	1,311	23,624
Lead (in thousands of $)	14,343	718	15,061	9,539	922	10,461
Zinc (in thousands of $)	2,242	2,514	4,756	1,496	2,296	3,792
Other (in thousands of $)	1,468	632	2,100	964	201	1,165
	69,666	5,447	75,113	37,951	4,730	42,681
Average Selling Price, Net of Value Added Tax and Smelter Charges
Gold ($/oz)	2,533	—	2,533	1,899	—	1,899
Silver ($/oz)	28.14	20.56	27.78	21.21	15.07	20.74
Lead ($/lb)	0.93	0.92	0.93	0.88	0.88	0.88
Zinc ($/lb)	1.07	1.05	1.06	0.86	0.85	0.86
The following table is a comparison among the Company’s average net realized selling prices, prices quoted on the SME, and prices quoted on the London Metal Exchange (“LME”) in Q4 Fiscal 2025 and Q4 Fiscal 2024:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q4 F2025	Q4 F2024	Q4 F2025	Q4 F2024	Q4 F2025	Q4 F2024	Q4 F2025	Q4 F2024
Net realized selling prices	$27.78	$20.74	$2,533	$1,899	$0.93	$0.88	$1.06	$0.86
SME	$34.30	$25.95	$2,892	$2,119	$1.06	$1.01	$1.51	$1.32
LME	$31.89	$23.36	$2,861	$2,072	$0.91	$0.95	$1.30	$1.12
Compared to Q4 Fiscal 2024, the average realized selling prices for silver and gold in Q4 Fiscal 2025 increased by 34% and 33%, respectively, while the average silver and gold prices quoted on the SME increased by 32% and 36%, and the average silver and gold prices quoted on the LME increased by 37% and 38%, respectively.
Costs of mine operations in Q4 Fiscal 2025 were $49.0 million, up 65% compared to $29.6 million in Q4 Fiscal 2024. Items included in costs of mine operations are as follows:

	Q4 Fiscal 2025	Q4 Fiscal 2024	Change
Production cost	$34,679	$20,442	70%
Depreciation and amortization	8,250	5,726	44%
Mineral resource taxes	1,893	940	101%
Government fees and other taxes	1,988	425	368%
General and administrative	2,157	2,110	2%
	$48,967	$29,643	65%
Production costs expensed in Q4 Fiscal 2025 were $34.7 million, up $14.2 million compared to $20.4 million in Q4 Fiscal 2024. The increase was mainly due to more ore being required to produce the metals sold, and increase of $2.5 million for mining preparation tunnels were expensed as mining cost.

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
The increase in the mineral resource taxes was mainly due to higher revenue achieved.
Items included in government fees and other taxes are as follows:

	Q4 Fiscal 2025	Q4 Fiscal 2024	Changes
Government fees	$—	$21	(100)%
Mineral rights royalty	1,041	—	100%
Other taxes	947	404	134%
	$1,988	$425	368%
Mine general and administrative expenses for the mine operations in Q4 Fiscal 2025 were $2.2 million, up 2% compared to $2.1 million in Q4 Fiscal 2024. The increase was mainly due to the inclusion of the general and administrative expenses of the El Domo and Condor Project after the acquisition of Adventus. Items included in general and administrative expenses for the mine operations are as follows:

	Q4 Fiscal 2025	Q4 Fiscal 2024	Change
Amortization and depreciation	$296	$263	13%
Office and administrative expenses	274	178	54%
Professional Fees	56	87	(36)%
Salaries and benefits	1,531	1,582	(3)%
	$2,157	$2,110	2%
Income from mine operations in Q4 Fiscal 2025 was $26.1 million, up 101% compared to $13.0 million in Q4 Fiscal 2024. The increase was mainly due to the increase in the net realized metal selling prices and more metals sold. Income from mine operations at the Ying Mining District was $25.9 million, compared to $12.8 million in Q4 Fiscal 2024. Income from mine operations at the GC Mine was $0.8 million, compared to $0.2 million in Q4 Fiscal 2024.
Corporate general and administrative expenses in Q4 Fiscal 2025 were $3.7 million, up 10% or $0.3 million, compared to $3.4 million in Q4 Fiscal 2024. The increase was mainly due to the inclusion of Adventus' corporate expenditures, including severance package paid to departed employees after the acquisition of Adventus completed on July 31, 2024. Items included in corporate general and administrative expenses are as follows:

	Q4 Fiscal 2025	Q4 Fiscal 2024	Change
Amortization and depreciation	$148	$146	1%
Office and administrative expenses	454	623	(27)%
Professional Fees	96	139	(31)%
Salaries and benefits	2,404	1,855	30%
Share-based compensation	647	644	—%
	$3,749	$3,407	10%
Property evaluation and business development expenses in Q4 Fiscal 2025 were $0.4 million compared to $0.02 million in Q4 Fiscal 2024. The fluctuation of these expenses were mainly driven by the Company's efforts to explore merger and acquisition opportunities.
Foreign exchange loss in Q4 Fiscal 2025 was $0.6 million compared to a gain of $1.3 million in Q4 Fiscal 2024. The foreign exchange loss in Q4 Fiscal 2024 was mainly driven by the exchange rates of the US dollar against the Australian dollar and against the Canadian dollar as the functional currency of the corporate office of the Company and its immediate holding companies incorporated in British Virgin Island have been changed to the US dollars from the Canadian dollar. The foreign exchange gain in Q4 Fiscal 2024 was mainly driven by the exchange rates of the US dollar and the Australian dollar against the Canadian dollar.
Gain on investments in Q4 Fiscal 2025 was $4.9 million, an increase of $3.9 million compared to $1.0 million in Q4 Fiscal 2024. The gain was mainly due to the fair value changes of mark-to-market investments.
Share of loss in associates in Q4 Fiscal 2025 was $1.5 million, compared to a gain of $4.3 million in Q4 Fiscal 2024. Share of loss in an associate represents the Company’s equity pickup in NUAG and TIN, net of impairment adjustment.

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
Charge on fair valuation of derivative liabilities in Q4 Fiscal 2025 was $20.6 million compared to $nil in Q4 Fiscal 2024.
Finance income in Q4 Fiscal 2025 was $2.7 million compared to $1.5 million in Q4 Fiscal 2024. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.
Finance costs in Q4 Fiscal 2025 were $3.4million compared to $0.05 million in Q4 Fiscal 2024. The increase is mainly due to the interest accrual on the Convertible Notes. Items included in finance costs are as follows:

	Q4 Fiscal 2025	Q4 Fiscal 2024	Changes
Interest in lease obligation	$35	$4	775%
Interest in convertible notes	3,374	—	100%
Accretion of environmental rehabilitation liabilities	34	44	(23)%
	$3,443	$48	7,073%
Income tax expenses in Q4 Fiscal 2025 were $5.2 million, up 3% compared to $5.1 million in Q4 Fiscal 2024. The increase is mainly due to the increase in taxable income from mine operations and deferred income tax expense offset by the decrease in withholding tax expenses. The income tax expense recorded in Q4 Fiscal 2025 included a current income tax expense of $4.5 million (Q4 Fiscal 2024 - $3.5 million) and a deferred income tax expense of $0.7 million (Q4 Fiscal 2024 - $1.5 million). The current income tax expenses in Q4 Fiscal 2025 included withholding tax expenses of $nil (Q4 Fiscal 2024 - $2.5 million), which were paid at a rate of 10% on dividends distributed out of China.
9.Liquidity, Capital Resources, and Contractual Obligations
Liquidity
The following tables summarize the Company’s cash and cash equivalents, short-term investments, and working capital position.

As at	March 31, 2025	March 31, 2024	Changes
Cash and cash equivalents	$363,978	152,942	211,036
Short-term investments	5,078	31,949	(26,871)
	$369,056	$184,891	$184,165

Working capital	310,359	154,744	155,615
Cash, cash equivalents and short-term investments as at March 31, 2025 were $369.1 million, up 100% or $184.2 million compared to $184.9 million as at March 31, 2024. The increased in cash and cash equivalents was mainly the results of free cash flow generated from operations and the issuance of $150 million Convertible Notes.
Working capital as at March 31, 2025 was $310.4 million, up 101% compared to $154.7 million as at March 31, 2024.
The following table summarizes the Company’s cash flow for the three months and years ended March 31, 2025 and 2024.

	Three months ended March 31,			Years ended March 31,
	2025	2024	Changes	2025	2024	Changes
Cash flow
Cash provided by operating activities	$30,701	$10,238	$20,463	$138,631	$91,570	$47,061
Cash provided by (used in) investing activities	(13,403)	5,696	(19,099)	(44,667)	(65,710)	21,043
Cash provided by (used in) financing activities	3	(4,031)	4,034	115,117	(16,798)	131,915
Increase in cash and cash equivalents	17,301	11,903	5,398	209,081	9,062	200,019
Effect of exchange rate changes on cash and cash equivalents	2,023	(2,241)	4,264	1,955	(1,812)	3,767
Cash and cash equivalents, beginning of the period	344,654	143,280	201,374	152,942	145,692	7,250
Cash and cash equivalents, end of the period	$363,978	$152,942	$211,036	$363,978	$152,942	$211,036

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
Cash flow provided by operating activities in Fiscal 2025 was $138.6 million, up $47.1 million compared to $91.6 million in Fiscal 2024. The increase was due to:
•$131.0 million cash flow from operations before changes in non-cash operating working capital, up $43.6 million compared to $87.5 million in Fiscal 2024; and
•$7.6 million cash from changes in non-cash working capital, compared to $4.0 million provided in Fiscal 2024.
Cash flow provided by operating activities in Q4 Fiscal 2025 was $30.7 million, up $20.5 million, compared to $10.2 million in Q4 Fiscal 2024. Before changes in non-cash operating working capital, cash flow from operations was $29.2 million, up $15.0 million compared to $14.2 million in Q4 Fiscal 2024.
Cash flow used in investing activities in Fiscal 2025 was $44.7 million, compared to $65.7 million used in Fiscal 2024, and comprised mostly of:
• $59.8 million spent on mineral exploration and development expenditures (Fiscal 2024 - $51.9 million);
•$6.2 million cash paid for the acquisition of Adventus (Fiscal 2024 - $nil);
•$20.0 million spent to acquire plant and equipment (Fiscal 2024 - $11.5 million);
•$108.3 million spent on investment in short-term investments (Fiscal 2024 - $65.6 million);
• $21.0 million spent on the acquisition of other investments (Fiscal 2024 - $23.3 million); offset by,
• $134.2 million proceeds from the redemptions of short-term investments (Fiscal 2024 - $87.4 million); and
• $36.3 million proceeds from the disposal of other investments (Fiscal 2024 - $1.5 million).
For Q4 Fiscal 2025 cash flow used in investing activities was $13.4 million, compared to $5.7 million cash provided from investing activities in Q4 Fiscal 2024, and comprised mostly of:
•$13.1 million spent on mineral exploration and development expenditures (Q4 Fiscal 2024 - $13.4 million);
•$3.4 million spent to acquire plant and equipment (Q4 Fiscal 2024 - $2.8 million);
•$3.8 million spent to purchase short-term investments (Q4 Fiscal 2024 - $4.1 million);
•$1.1 million spent on investment in other investments (Q4 Fiscal 2024 - $14.8 million); offset by
•$7.7 million proceeds from the redemptions of short-term investments (Q4 Fiscal 2024 - $26.3 million); and
•$0.3 million proceeds from disposals in other investments (Q4 Fiscal 2024 - $0.4 million).
Cash flow provided by financing activities in Fiscal 2025 was $115.1 million, compared to $16.8 million used in Fiscal 2024, and comprised mostly of:
•$143.3 million net proceeds from the issuance of the Convertible Notes (Fiscal 2024 - $nil);
•$2.8 million cash from share issuance upon stock options exercised (Fiscal 2024 - $nil); offset by,
•$11.0 million in distributions to non-controlling shareholders (Fiscal 2024 - $11.1 million);
•$4.9 million cash dividends paid to equity holders of the Company (Fiscal 2024 - $4.4 million);
•$13.3 million repayment to Wheaton to eliminate obligations to deliver 92.3 ounces of gold per month to Wheaton (Fiscal 2024 - $nil); and
•$1.0 million spent to buy back 300,000 common shares under the Normal Course Issuer Bid (Fiscal 2024 - $1.0 million spent to buy back 388,324 common shares).
Cash flow used in financing activities for Q4 Fiscal 2025 was $nil, compared to $4.0 million used in Q4 Fiscal 2024. In Q4 Fiscal 2024, the Company distributed $3.8 million to non-controlling shareholders, and spent $0.2 million to buy back 72,500 common shares.

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
Capital Resources
The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns on investments for shareholders. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments.
The Company monitors its capital structure based on changes in operations and economic conditions, and may adjust the structure by repurchasing shares, issuing new shares, or issuing debt. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares.
In November 2024, the Company issued an aggregate amount of $150 million unsecured senior Convertible Notes on a private placement basis before transaction costs of $6.6 million. The Convertible Notes mature on December 15, 2029, and bear interest at 4.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2025. Details of the Convertible Notes are described in section 10 - Convertible Notes below.
As at March 31, 2025, the Company had cash, cash equivalents, and short-term investments of $369.1 million and working capital of $310.4 million. The Company also has a stream financing credit of $175 million for the El Domo Project construction, and holds a portfolio of equity investment in associates and other companies with a total market value of $70.9 million as at March 31, 2025. The Company’s financial position at March 31, 2025 and the operating cash flows that are expected over the next 12 months lead the Company to believe that the Company’s liquid assets are sufficient to satisfy the Company’s Fiscal 2025 and Fiscal 2026 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A. The Company is not subject to any externally imposed capital requirements.
Contractual Obligation and Commitments
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial and non-financial liabilities, shown in contractual undiscounted cash flow as at March 31, 2025.

	Within a year	2-5 years	Over 5 years	Total
Accounts payable and accrued liabilities	$63,881	$—	$—	$63,881
Deposits received	7,264	—	—	7,264
Income tax payable	2,679	—	—	2,679
Lease obligation	364	1,270	57	1,691
Convertible notes	7,515	178,520	—	186,035
Total Contractual Obligation	$81,703	$179,790	$57	$261,550
The Company’s customers are required to make full amount of payment as deposits prior to the shipment of its concentrate inventories, and the customers also have rights to demand repayment of any unused deposits paid.
10.Convertible Notes
On November 25, 2024, the Company issued the unsecured Convertible Senior Notes ("Convertible Notes") and received gross proceeds of $150 million, before transaction costs of $6.6 million. The Convertible Notes mature on December 15, 2029, and bear interest at 4.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2025. In addition, the Convertible Notes are convertible at the holder’s option into common shares of the Company at any time prior to maturity at a fixed conversion rate of 216.0761 common shares per $1,000 principal amount, representing an initial conversion price of approximately $4.628 per share, subject to certain anti-dilution adjustments.
In addition, if certain fundamental changes occur, including a change in control or upon notice of redemption by the Company as described below, the holders may elect to convert their Convertible Notes and may be entitled to an increased conversion rate. A fundamental change includes the following occurrences:
•A change in control where a person or group becomes the beneficial owner of more than 50% of our voting stock, or gains the power to elect a majority of our board of directors.

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
•The consummation of significant transactions such as certain mergers or consolidations pursuant to which our common shares will be converted or exchanged for cash, securities or other property, or sales of substantially all our assets that change the corporate structure or ownership.
•Approval by our shareholders of any plan for liquidation or dissolution.
Prior to December 20, 2027, the Company may not redeem the notes except in the event of certain changes in Canadian tax law. At any time on or after December 20, 2027, and until maturity, the Company may redeem all or part of the Convertible Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the Convertible Notes to be redeemed. In the event of a fundamental change, the Company is required to offer to purchase its outstanding Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest, ensuring protection against major corporate transformations that could affect the value of the investment held by the holders.
Upon conversion, the Convertible Notes may be settled, at the Company’s election, in cash, common shares or a combination thereof. As a result of the Company's right to elect to settle the conversion in cash or shares, the conversion feature represents a derivative liability which is accounted for initially and subsequently at fair value through profit or loss. The host debt contract is accounted for at amortized cost. Of the gross proceeds of $150 million, $39.1 million was allocated to the derivative liability component first, representing the fair value on November 25, 2024, the residual value of $110.9 million was allocated to the host loan. Transaction costs of $4.9 million associated with the host loan were capitalized to the liability whereas transaction costs of $1.7 million associated with the embedded derivative liability were expensed in the audited Consolidated Statements of Income. The $105.9 million net amount allocated to the host loan will be accreted to the face value of the Convertible Notes over the term to maturity using the effective interest method with an effective interest rate of 12.6%. There are no financial covenants associated with the Convertible Notes.
The following key inputs and assumptions were used when determining the value of the embedded derivative liability:

	November 25, 2024	March 31, 2025
Share Price:	3.34	3.87
Credit spread (basis points):	809	559
Risk free rate:	3.84%	3.66%
Volatility:	42%	42%
Dividend yield:	0.75%	0.65%
The continuity of the host liability and embedded derivative liability is as follow:

Convertible Notes	Host Liability	Derivative liability	Total
Balance as at April 1, 2024	$—	$—	$—
Issuance	110,880	39,120	150,000
Allocated transaction costs	(4,935)	—	(4,935)
Interest accretion	4,708	—	4,708
Changes on fair value valuation	—	9,908	9,908
Balance as at March 31, 2025	$110,653	$49,028	$159,681
Presentation
Current liability	2,460	—	2,460
Non-current liability	108,193	49,028	157,221
Total	$110,653	$49,028	$159,681
11.Environmental Rehabilitation Provision
The estimated future environmental rehabilitation costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
could be materially different from the amounts estimated. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the environmental rehabilitation costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
As at March 31, 2025, the total inflated and undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $12.8 million (March 31, 2024 - $8.6 million), which has been discounted using an average discount rate of 1.94% (March 31, 2024 – 2.26%).
The accretion of the discounted charge in Fiscal 2025 was $0.1 million (Fiscal 2024 - $0.1 million), and reclamation expenditures incurred in Fiscal 2025 was $0.8 million (Fiscal 2024 - $1.0 million).
12.Risks and Uncertainties
The Company is exposed to a number of risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in the US dollar whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; economic and social risks related to conducting business in foreign jurisdictions such as China, Ecuador, and Mexico; environmental risks; risks related to its relations with employees and local communities where the Company operates, and emerging risks relating to the widespread outbreak of epidemics, pandemics, or other health crises, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time.
Management and the Board continuously assess risks that the Company is exposed to and attempt to mitigate these risks where practical through a range of risk management strategies.
These and other risks are described in the Company’s Annual Information Form, NI 43-101 technical reports, Form 40-F, and annual Audited Consolidated Financial Statements, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are encouraged to refer to these documents for a more detailed description of the risks and uncertainties inherent to Silvercorp’s business.
(a)Financial Instruments Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in the audited consolidated financial statements for the year ended March 31, 2025 under Note 22 "Financial Instruments", along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The following provides a description of the risks related to financial instruments and how management manages these risks:
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.
Foreign exchange risk
The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and intermediate holding companies, except those acquired from the acquisition of Adventus, has changed from the Canadian dollar to the US dollar. The functional currency of Adventus and its subsidiaries, New Infini and its subsidiaries, is the US dollar. The functional currency of all Chinese subsidiaries is Chinese yuan ("RMB"). The Company is

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.
The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s net income due to the exchange rates of the U.S. dollar against the Canadian dollar and the Australian dollar as at March 31, 2025 is summarized as follows:

Currency	Cash and cash equivalents	Short-term investments	Trade and other receivables	Due from related parties	Prepaids and deposits	Other investments	Accounts payable and accrued liabilities	Lease liabilities	Total	Effect of +/- 10% change in currency
Canadian dollar	$1,358	$24	$195	$158	$851	$13,018	$(544)	$(1,081)	$13,979	$1,398
Australian dollar	250	—	—	—	—	1,422	—	—	1,672	167
	$1,608	$24	$195	$158	$851	$14,440	$(544)	$(1,081)	$15,651	$1,565
Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents, short-term investments, lease liabilities, convertible notes, and the mark-to-market value of derivative instruments. All of the Company's cash, cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.
As at March 31, 2025, the Company had $1.3 million in lease obligations that are subject to annualized interest rate ranging from 9.2% to 15.6%, and $110.7 million convertible notes liabilities that are discounted at 12.6% of the Company's unsecured senior convertible notes. The principle of the convertible note is $150.0 million bearing a fixed coupon rate of 4.75% with a maturity date of December 15, 2029. As the amount of the lease obligation is immaterial and the convertible notes bear interest at fixed rates, they are not subject to significant interest rate risk.
As at March 31, 2025, the Company had $50.8 million mark-to-market value derivative liabilities. With other assumptions unchanged, an increase or decrease of 25 basis points of market interest rate would have resulted in a decrease (increase) to the net income of approximately $0.5 million.
Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.
The Company undertakes credit evaluations on counterparties as necessary, requires deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on March 31, 2025 (March 31, 2024 - $nil).
Equity price risk
The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at March 31, 2025, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income of $1.6 million.
The fair value of the Company's derivative liabilities will also fluctuate based on the market price of the Company's common shares, and a 10% increase (decrease) in the Company's share price, with other assumptions unchanged, would have resulted in a decrease (increase) to the net income of $10.4 million.

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
(b)Metal price risk
The Company primarily produces and sells silver, lead, zinc, gold and other metals. In line with market practice, the Company prices its metal concentrates based on the quoted market prices and the head grades of its metal concentrates. The Company’s sales price for silver is fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead and zinc are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; and gold is fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn.
The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; emerging risks related to pandemics; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewelry and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, forward selling activities, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.
If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s non-controlling interest holders or under its permits or licenses.
(c)Mineral Reserves and Mineral Resources estimates may not reflect the amount of minerals that may ultimately be extracted as uncertainties involved in the estimation of Mineral Resources and Mineral Reserves
The Mineral Resources and Mineral Reserves estimates of mineral assets as disclosed to investors/shareholders are based on a number of assumptions made by the relevant Qualified Persons in accordance with National Instrument 43-101 ("NI 43-101") of Canada. Any report of Mineral Resources and Mineral Reserves estimates of our mineral assets not reviewed and checked by a Qualified Person is not NI 43-101 compliance and cannot be relied on.
While operating in China, to apply or renew mining permit, one must follow China regulations. According to Chinese mining related laws and regulations, to apply or renew a mining permit in China, a report of Mineral Resources and Mineral Reserves estimates completed by certified (qualified) Chinese institute shall be reviewed by a panel organized by Industry Association such as provincial mining association. Then the report needs to be filed with the Ministry of Natural Resources or the provincial natural resources authorities (dependent on the size). Once a mining permit has been granted, the report of Mineral Resources and Mineral Reserves estimates does not have to be updated until the time to renew the mining permit. As the Chinese report generally use different standards, including cut-off grade and cut-off time data or effective date, it may have different results from NI 43-101 Mineral Resources and Mineral Reserves estimates.
Each year, mines in China are required to file a “Dynamic Reconnaissance Report” on Mineral resources, which reports tonnage and grades mined and remaining at the year-end during the valid period of the mining permit from the zones in which the resources were reported in the first report of Mineral Resources and Mineral Reserves estimates which has been filed with Department of Natural Resources before applying the mining permit.
As the Chinese government doesn’t require an updated report of Mineral Resources and Mineral Reserves estimates every year, any new discovery after the mining permit is issued and production may not be reflected in the annual “Dynamic Reconnaissance Report”. Accordingly, this “Dynamic Reconnaissance Report” may have different results from a NI 43-101 report which may have been completed for that year as it will include any new discovery.
There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, mineralization and corresponding grades being mined or dedicated to future production. Until Mineral Resources, Mineral Reserves or mineralization are actually mined and processed, the quantity of metals and grades must be considered as estimates only. The figures for mineral reserves and mineral resources contained in this MD&A are estimates only and based on a number of assumptions, any adverse changes to which could require us to lower our mineral resource and mineral reserve estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. Our estimates of economically recoverable reserves are primarily based upon interpretations of geological models, which make various assumptions, such as assumptions with respect to prices, costs, regulations, and environmental and geological factors.

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
These assumptions have a significant effect on the amounts recognized in our technical reports and our financial statements, and any material difference between these assumptions and actual events may affect the economic viability of our properties or any project undertaken by us.
There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Valid estimates made at a given time may significantly change when new information becomes available. Any material change in quantity of Mineral Resources, Mineral Reserves, mineralization, or grade may affect the economic viability of the Company’s projects. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests or during production, or that the known and experienced recoveries will continue.
(d)Mineral Reserve and Mineral Resource estimates may change adversely, and such changes may negatively impact our results of operations or financial conditions
Unless otherwise indicated, mineral resource and mineral reserve estimates presented in this offering memorandum and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by the Company’s personnel and independent geologists/mining engineers. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The mineral resource and mineral reserve estimates contained in this offering memorandum have been determined based on assumed future prices, cut-off grades, operating costs and other estimates that may prove to be inaccurate. There can be no assurance that these estimates will be accurate, that mineral reserve, mineral resource or other mineralization figures will be accurate, or that the mineralization could be mined or processed profitably. The interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits contains inherent uncertainty. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.
The market price of silver, lead, zinc, gold, and other metals is subject to fluctuations, which can affect the economic viability of developing our Mineral Reserves for a specific project or lead to a reduction in reserves. There is no guarantee that Mineral Resource estimates will be reclassified as Proven or Probable Reserves or that the mineralization can be mined or processed profitably. Inferred Mineral Resources are highly uncertain in terms of their existence and economic and legal feasibility. Additionally, Mineral Resource estimates may be revised based on actual production experience. The evaluation of reserves and resources is influenced by economic and technological factors that may change over time. If our Mineral Reserve or Mineral Resource figures are decreased in the future, it could have a negative impact on our cash flows, earnings, operational results, and financial condition.
(e)Mineral exploration activities have a high risk of failure and may never result in finding ore bodies sufficient to develop a producing mine
The long-term operation of our business and profitability is dependent, in part, on the costs and success of our exploration and development programs. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There can be no assurance that our mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There can also be no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of our mineral properties will follow only upon obtaining satisfactory exploration results.
Discovery of mineral deposits is dependent upon a number of factors, including the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metals prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond our control. As a result, there can be no assurance that our exploration and development programs will yield reserves to replace or expand current resources. Unsuccessful exploration or development programs could have a material adverse effect on our operations and profitability.

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
(f)Mineral projects have a finite life and eventual closure of the mineral projects will entail costs and risks regarding on-going, rehabilitation, and compliance with environmental standards
All mining operations have a finite life and will eventually close. The key costs and risks for mine closures are (i) long-term management of permanent engineered structures; (ii) achievement of environmental remediation rehabilitation and closure standards (including the assessment, funding and implementation of post-closure polluted and extraneous water pumping treatment); (iii) orderly retrenchment of employees; and (iv) relinquishment of the site with associated permanent structures and community development infrastructure and programs to new owners. The successful completion of these tasks is dependent on our ability to successfully implement negotiated agreements with the relevant government authorities, communities, and employees. The consequences of a difficult closure range from increased closure costs and handover delays to on-going environmental rehabilitation costs and damage to our reputation if a desired outcome cannot be achieved, all of which could materially and adversely affect our business and results of operations.
(g)Our activities and business could be adversely affected by the effects of public health crises in regions where we conduct our business operations
Global financial conditions and the global economy in general have at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries including the mining industry, are impacted by volatile conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chain as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.
There is no guarantee that we will not experience disruptions to some of the active mining operations due to any health epidemics in the future. Any spread of public health crises could materially and adversely impact our business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on our exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of our properties, resulting in reduced production volumes. Although we have the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely. Any such disruptions could have an adverse effect on our production, revenue, net income and business.
(h)Market conditions may adversely affect our results of operations and financial condition
Many industries, including the mining industry, are impacted by market conditions. Some of the key impacts of the recent financial market turmoil include risks relating to public health crises, contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metals markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically: (i) the volatility prices for silver, lead, zinc, gold and other metals we sold may impact our revenue, profits, losses, and cash flow; (ii) volatile energy prices, commodity and consumable prices and currency exchange rates would impact our production costs; and (iii) the devaluation and volatility of global stock markets may impact the valuation of our equity and other securities. These factors could have a material adverse effect on our financial condition and results of operations.
(i)Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated, and future development activities may not result in profitable mining operations
There is no assurance if and when a particular mineral property of ours can enter into production. The amount of future production is based on the estimates prepared by or for us. The capital and operating costs to take our projects into production or maintain or increase production levels may be significantly higher than anticipated. Capital and operating costs of production and economic returns are based on estimates prepared by or for us and may differ significantly from their actual values. There can be no assurance that our actual capital and operating costs will not be higher than currently

Management’s Discussion and Analysis	Page 37

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
anticipated. In addition, the construction and development of mines and infrastructure are complex. Resources invested in construction and development may yield outcomes that may differ significantly from those anticipated by us.
(j)We may fail to successfully acquire and integrate future acquisitions into existing operations
If we plan to acquire mineral assets in other overseas jurisdictions, the successful completion of such acquisitions are subject to risks and uncertainties relating to the relevant countries or regions, including but not limited to, (i) exposure to international, regional and local economic and conditions and regulatory policies; (ii) exposure to different legal standards and ability to enforce contracts in some jurisdictions; (iii) changes in legal development and enforcement; (iv) restrictions or requirements relating to foreign investments, in particular, on mineral resources; and (v) compliance with the requirements of applicable sanctions, anti-bribery and related laws and regulations.
If we make other acquisitions, any positive effects will depend on a variety of factors, including but not limited to: integration of the acquired business or property in a timely and efficient manner; maintaining our financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that we make an acquisition outside of the markets in which we have previously operated, conducting and managing operations in a new operating environment.
Acquiring additional businesses or properties could place pressure on our cash reserves if such acquisitions involve cash consideration or if such acquisitions involve share consideration, existing shareholders may experience dilution. The integration of our existing operations with any acquired business may require significant expenditures of time, attention, and funds. Achievement of the benefits expected from consolidation may require us to incur significant costs in connection with, among other things, implementing financial and planning systems. We may not be able to integrate the operations of a recently acquired business or restructure our previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from our management team, which may detract attention from our day-to-day operations.
Over the short-term, difficulties associated with integration could have a material adverse effect on our business, operating results, financial condition and the price of our Common Shares. In addition, the acquisition of mineral properties may subject us to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on us. Since the acquisition of Adventus completed on July 31, 2024, the Company has been diligently working to reorganize its operational structure in Ecuador and to review the development plan of its mineral properties. However, there can be no assurance that the Company is able to successfully integrate Adventus' operation into our existing operation, and there is no assurance that any future acquisitions will be successfully integrated into our existing operations.
(k)The permits and licenses required for our mining and exploration may not be granted or renewed
Mineral exploration and mining activities in China may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. Under the Chinese laws and regulations, if there are residual reserves in a property when the mining permit in respect of such property expires, the holder of the expiring mining permit will be entitled to apply for an extension for an additional term. The Company believes that there will be no material substantive obstacle in renewing such permits. Nevertheless, there can be no assurance as to whether the current relevant Chinese laws and regulations, as well as the current mining industry policy, will remain unchanged at the time of the extension application of such permits, nor can there be any assurance that the competent authorities will not use their discretion to deny or delay the renewal or the extension of relevant mining permits due to factors outside the Company’s control. Therefore, there can be no assurance that the Company will successfully renew its mining permits on favourable terms, or at all, once such permits expire.
Any failure to obtain or any delay in obtaining or retaining any required governmental approvals, permits or licenses could subject the Company to a variety of administrative penalties or other government actions and adversely impact the Company’s business operations. The relevant state and provincial authorities in China do not allow exploration permit renewal applications to be submitted earlier than 30 days before the permit expiration date and a delay of 2 to 3 months for permit application processing times is not uncommon. The relevant state and provincial authorities in China do not issue formal documentation to guarantee permit renewal while processing renewal applications. If any administrative penalties and other government actions are imposed on or taken against the Company due to the Company’s failure to obtain, or delay in obtaining or retaining, any required governmental approvals, permits or licenses, the Company’s business, financial condition and results of operations could be materially and adversely affected.

Management’s Discussion and Analysis	Page 38

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.
(l)The title to our mineral projects may be uncertain or defective, which puts our investments in such properties at risk
The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. Our properties may be subject to prior unregistered liens, agreements or transfers, indigenous land claims, or undetected title defects. In some cases, we do not own or hold rights to the mineral concessions we mine. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, or that such exploration and mining titles or claims will not be challenged or impugned by third parties.
We may be unable to operate our properties as expected, or to enforce our rights to our properties. Any defects in title to our properties, or the revocation of our rights to mine, could have a material adverse effect on our operations and financial condition.
We operate in countries with developing mining laws, and changes in such laws could materially impact our rights or interests to our properties. We are also subject to expropriation risk, including the risk of expropriation or extinguishment of property rights based on a perceived lack of development or advancement. Expropriation, extinguishment of rights and any other such similar governmental actions would likely have a material adverse effect on our operations and profitability.
In the jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in many jurisdictions must agree with surface landowners on compensation in respect of mining activities conducted on such land. We do not hold title to all of the surface lands at many of our operations and rely on contracts or other similar rights to conduct surface activities.
Title insurance is generally not available for mineral properties in China and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.
(m)Our non-controlling interest shareholders could materially affect our results of operations and financial conditions
Our interests in various projects may, in certain circumstances, become subject to the risks normally associated with the conduct of non-controlling interest shareholders. The existence or occurrence of one or more of the following events could have a material adverse impact on our profitability or the viability of our interests held with non-controlling interest shareholders, which could have a material adverse impact on our business prospects, results of operations and financial conditions: (i) disagreements with non-controlling interest shareholders on how to conduct exploration; (ii) inability of non-controlling interest shareholders to meet their obligations to the applicable entity or third parties; and (iii) disputes or litigation between shareholders regarding budgets, development activities, reporting requirements and other matters.
(n)We may not successfully acquire additional commercially mineable mineral rights
Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of Mineral Reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.
Our future growth and productivity will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: (i) establish Mineral Reserves through drilling and metallurgical and other testing techniques; (ii) determine metal content and metallurgical recovery processes to extract metal from the ore; and (iii) construct, renovate or expand mining and processing facilities.
In addition, if we discover a mineral deposit, it will likely take at least several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

Management’s Discussion and Analysis	Page 39

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
Our success at completing any acquisitions will depend on a number of factors, including, but not limited to identifying acquisitions that fit our business strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional mineral rights.
(o)Our business requires significant and continuous capital investment and we may experience difficulty obtaining financing
Our operations and future growth require a high level of capital expenditure. We have invested significant amount in the past and will continue to invest in maintaining and expanding our mining operations. The amount of our capital expenditure depends on a number of factors, such as the projected production mine plan over the life of mine, refurbishing infrastructure, replacement of equipment due to wear and tear and availability of funding for our exploration projects.
In addition, if more of our exploration programs are successful in establishing ore of commercial tonnage and grade, additional funds will be required for the development of the ore body and to place it in commercial production. Therefore, our ability to continue exploration and development activities, if any, will depend in part on our ability to obtain suitable financing.
We intend to fund our capital expenditures, future acquisitions, and plan of operations from working capital, proceeds of production, external financing, strategic alliances, sale of property interests and other financing alternatives. The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity or debt. Our ability to obtain external financing in the future at a reasonable costs are subject to a variety of uncertainties, including, among others: (i) our future financial condition, results of operations and cash flows; (ii) the condition of the global and domestic financial markets; and (iv) changes in the monetary policy of the relevant jurisdictions with respect to bank interest rates and lending practices. There is no assurance that those sources of external financing will continue to be available as required or on suitable terms, or at all. If we require additional funds and cannot obtain them on acceptable terms when required or at a reasonable financing costs or at all, we may be unable to fulfill our working capital needs, upgrade our existing facilities or expand our business. These or other factors may also prevent us from entering into transactions that would otherwise benefit our business or implementing our future strategies. Any of these factors may have a material adverse effect on our business, financial condition and results of operations.
In addition, another source of future funds presently available to us is through the sale of equity capital. There is no assurance this source of financing will continue to be available as required or on suitable terms, or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration would be the offering by us of an interest in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance we will be able to conclude any such agreements, on favorable terms or at all. The failure to obtain financing could have a material adverse effect on our growth strategy and results of operations and financial condition.
(p)We operate in a highly competitive industry
The mining industry in general is intensely competitive and there is no assurance that a ready market will exist for the sale of metal concentrate, by us. Marketability of natural resources which may be discovered by us will be affected by numerous factors beyond our control, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may result in us not receiving an adequate return on our capital.
We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience, and technical capabilities than us. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower. Increased competition could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Management’s Discussion and Analysis	Page 40

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
(q)A continued or worsened slowdown in the financial markets or other economic conditions could have a material adverse effect on our business, financial condition and results of operations
General economic conditions may adversely affect our growth, profitability, and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, inflationary pressures, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:
•contraction in credit markets could impact the costs and availability of financing and our overall liquidity;
•the volatility of silver, lead, zinc, gold and other metal prices would impact our revenues, profits, losses and cash flow;
•recessionary pressures could adversely impact demand for our production;
•volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs;
•the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities; and
•significant disruption to the global economic conditions caused by public health crises.
(r)We rely on third-party contracts to conduct specific drilling, mining and tunneling and ore transportation work
It is common for mining companies like us to engage third-party contractors to carry out the specific exploring and mining work. We designed, planned and monitored our exploring activities and we have retained full control of the crucial functions of our mining operations, including the decision of mining method and formulation of production safety programs. We primarily outsourced our (i) drilling; (ii) mining and tunneling; and (iii) ore transportation within our mines and ore processing plants to third-party contractors according to our design and plan and the relevant applicable production safety requirements.
As a result, our operations will be affected by the performance of these third-party contractors. Although we monitor the works of those third-party contractors to ensure that they are carried out on time, on budget and in accordance with our mine plannings and specification, we may not be able to control the quality, safety and environmental standards of the works conducted by those third-party contractors to the same extent as the works conducted by our own employees. In such event, we may become engaged in disputes with them, which could lead to additional expenses, distractions and potentially loss of production time and additional costs, any of which could materially and adversely affect our business, financial condition and results of operations.
(s)The production, processing and product delivery capabilities of our mining assets rely on their infrastructure being adequate and remaining available
Our operations depend on adequate infrastructure of our mining assets. Roads, power sources, transport infrastructure and water supplies are essential for the conduct of these operations and the availability and costs of these utilities and infrastructure affect capital and operating costs and, therefore, our ability to maintain expected levels of production and results of operations. Unusual weather or other natural phenomena, sabotage or other interference in the maintenance or provision of such infrastructure could impact the development of a project, reduce production volumes, increase extraction or exploration costs, or delay the transportation of raw materials to the mines and projects and commodities

Management’s Discussion and Analysis	Page 41

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
to end customers. Any such issues arising in respect of the infrastructure supporting or on our sites could have a material adverse effect on our business, results of operations, financial condition and prospects.
(t)We may not be able to maintain the provision of adequate and uninterrupted supplies of utilities at commercially acceptable prices, or at all
Electricity and water are the main utilities used in our operations. Our mining and ore processing processes require adequate and stable supply of electricity. No assurance can be given that that we would not be subject to any power outages in the future. If we are to be subject to power outages or there is prolonged power shortage in the future or there are any possible changes in the power consumption policies adopted by the Chinese government and any other overseas government where our mineral assets are located, our production will be inevitably disrupted. Our business, financial conditions and results of operation will therefore be adversely and materially affected.
In addition, there can be no assurance that supplies of utilities will not be interrupted or that their prices will not increase in the future. In the event that our existing suppliers cease to supply us with utilities at commercially acceptable prices or at all, our operations will be interrupted, and our financial condition and results of operations will be materially and adversely affected.
(u)Our reputation in the communities in which we operate could deteriorate
The continued success of our existing operations and its future projects are in part dependent upon broad support of and a healthy relationship with the respective local communities, in addition to conducting operations in a manner that is not detrimental to the environment. If it is perceived that we are not respecting or advancing the economic and social progress and safety of the communities in which we operate, our reputation and shareholder value could be damaged, which could have a negative impact on our “social license to operate”, our ability to secure new resources and its financial performance.
The consequences of negative community reaction could therefore have a material adverse impact on the costs, profitability, ability to finance or even the viability of an operation. Such events could lead to disputes with national or local governments or with local communities or any other stakeholders and give rise to material reputational damage. If our operations are delayed or shut down as a result of political and community instability, its earnings may be constrained, and the long-term value of its business could be adversely impacted. Even in cases where no action adverse to us is actually taken, the uncertainty associated with such political or community instability could negatively impact the perceived value of our assets and mining investments and, consequently, have a material adverse effect on our financial condition. Failure to comply with the social and labor plan could adversely impact upon our social license to operate and may result in the suspension and/or cancellation of our mining rights.
(v)We are subject to environmental, health and safety laws, regulation, and permits that may subject us to material costs, liabilities and obligations
The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China and other jurisdictions where our mineral assets may be located. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s Chinese subsidiaries are required to have been issued environmental permits and safety production permits with various expiration dates. These permits are also subject to periodic inspection by government authorities. Failure to pass the inspections may result in penalties. No guarantee can be given that the necessary permits will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. Failure to comply with the relevant Chinese and other relevant jurisdiction's environmental laws and regulations could materially and adversely affect our business and results of operations.
Nearly all mining projects require government approval and permits relating to environmental, social, land and water usage, community matters, and other matters. There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of us and may cause material changes or delays in our intended activities.

Management’s Discussion and Analysis	Page 42

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
There can be no assurance that we have been or will be at all times in complete compliance with current and future environmental, and health and safety laws, and the status of permits will not materially adversely affect our business, results of operations or financial condition. Amendments to current Chinese and other relevant jurisdiction’s laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on us and cause increases in capital expenditure, production costs or reductions in levels of production at producing properties or require abandonment or delays in the development of new mining properties. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time. Our compliance with environmental laws and regulations entails uncertain costs.
(w)Our operations involve significant risks and hazards inherent to the mining industry
Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation: environmental hazards; discharge of pollutants or hazardous chemicals; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems and delays; encountering unusual or unexpected geologic formations or other geological or grade problems; encountering unanticipated ground or water conditions; cave-ins, pit wall failures, flooding, rock bursts and fire; periodic interruptions due to inclement or hazardous weather conditions; equipment breakdown; other unanticipated difficulties or interruptions in development, construction or production; other acts of God or unfavourable operating conditions; and health and safety risks associated with spread of pandemics, and any future emergence and spread of similar pathogens.
Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.
(x)Our operations and financial results could be adversely affected by climate change
There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and costs in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.
Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.
The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our

Management’s Discussion and Analysis	Page 43

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.
(y)We may be subject to regulatory investigations, claims and legal proceeding that could materially and adversely impact our business, financial condition, or results of operations
Due to the nature of our business, we may be subject to numerous regulatory investigations, claims, lawsuits, and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the discovery of evidence process, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurance that these matters will not have a material adverse effect on our business.
No assurance can be given with respect to the ultimate outcome of current or future litigation or regulatory proceedings, and the amount of any damages awarded, or penalties assessed in such a proceeding could be substantial. In addition to monetary damages and penalties, the allegations made in connection with the proceedings may have a material adverse effect on our reputation and may impact our ability to conduct operations in the normal course.
Litigation and regulatory proceedings also require significant resources to be expended by the Directors, officers and employees of ours and as a result, the diversion of such resources could materially affect our ability to conduct our operations in the normal course of business. Significant fees and expenses may be incurred by us in connection with the investigation and defense of litigation and regulatory proceedings. We may also be obligated to indemnify certain directors, officers, employees, and experts for additional legal and other expenses pursuant to such proceedings, which additional costs may be substantial and could have a negative effect on our future operating results. We may be able to recover certain costs and expenses incurred in connection with such matters from our insurer. However, there can be no assurance regarding when or if the insurer will reimburse us for such costs and expenses.
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.
With respect to our recent acquisition of Adventus, there was a litigation brought by a group of plaintiffs against a government agency of Ecuador concerning the environmental consultation process of the Company's El Domo and sought to void the environmental license of the project. The local court in Las Naves Canton, Bolivia Province, Ecuador rejected the litigation and ruled the Ecuadorean government correctly discharged its environmental consultation obligation prior to issuing an environmental license for the project on July 24, 2024. The plaintiffs have appealed to the provincial court, and the appeal was heard on October 17, 2024, and was dismissed by the provincial court on November 12, 2024, affirming the lower court decision that the Ministry of Environment, Water, and Ecological Transition of Ecuador ("MAATE") correctly discharged its environmental consultation obligations prior to issuing an environmental license of the El Domo Project. The plaintiff’s subsequently filed an Extraordinary Protection Action (EPA) before the Constitutional Court of Ecuador. On February 26, 2025, the Constitutional Court issued a decision declining to admit the EPA. On March 3, 2025, the plaintiffs filed a motion for clarification. A clarification motion may proceed where disputed issues have not been fully resolved. As of the date hereof, the Constitutional Court has not ruled on the clarification motion. Even if the Court issues a clarification order, it will not change the substance of the original inadmissibility decision or reverse it. While the Company considers the risk of further action to be low, there can be no assurance that the Constitutional Court will not take jurisdiction in the future, or that any subsequent proceedings would not adversely affect the El Domo Project schedule.
(z)We face risks associated with our acquisition of Adventus, and if we fail to successfully integrate our recently acquired business or any future targets into our own operations, our post-acquisition performance and business prospects may be adversely affected.
We completed the acquisition of all of the equity interests in Adventus on July 31, 2024. Currently, we are still in the process of integrating Adventus into our existing enterprise structure. There can be no assurance that the Adventus Acquisition will bring benefits to us to the extent anticipated. We may not be able to successfully integrate Adventus into

Management’s Discussion and Analysis	Page 44

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
our existing business to achieve the expected synergies with our existing operations and to fulfill the contemplated purposes of this acquisition. These synergies are inherently uncertain, and are subject to significant business, economic and competitive uncertainties, and contingencies, many of which are difficult to predict and are beyond our control. If implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the acquisition of Adventus. Our failure to meet the challenges involved in realizing the anticipated benefits of the acquisition of Adventus could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. The acquisition and integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and diversion of management’s attention, and we may record impairment charges or write-offs in connection therewith if the anticipated benefits of the acquisition fail to realize.
Adventus’ operations are subject to government approvals, licenses and permits. No guarantee can be given that the necessary government exploration and mining permits and licenses will be issued to Adventus or, if they are issued, that they will be renewed in an appropriate or timely manner, or that Adventus will be in a position to comply with all conditions that are imposed.
Even if we achieve the expected benefits, they may not be achieved within the anticipated time frame. Also, the synergies from our acquisition of Adventus may be offset by costs incurred in the acquisition, losses of or disputes with key customers, suppliers, shareholders and employees of Adventus, increases in other expenses, operating losses, liabilities or problems in the business unrelated to our collaboration. As a result, there can be no assurance that these synergies will be achieved.
(aa)We face risks associated with certain political and economic instability in Ecuador where the Curipamba – El Domo Project is located.
The Company is subject to certain risks and possible political and economic instability specific to Ecuador, arising from change of government, political unrest, labour disputes, invalidation of government orders, permits or property rights, legal proceedings and referendums seeking to suspend mining activities, unsupportive local and regional governments, risk of corruption, military repression, war, civil disturbances, criminal and terrorist acts, hostage taking, changes in laws, expropriation, nationalization, renegotiation or nullification of existing concessions, agreements, licenses or permits and changes to monetary or taxation policies. The occurrence of any of these risks may adversely affect the mining industry, mineral exploration and mining activities generally or the Company specifically and could result in the impairment or loss of mineral concessions or other mineral rights.
Exploration, development or operations may also be affected to varying degrees by government regulations with respect to, but not limited to, restrictions on future exploration, development and production, price controls, export controls, income taxes, labour and immigration, and by delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organizations, limitations on foreign ownership, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on repatriation of income and return of capital, high rates of inflation, increased financing costs and site safety. In addition, the legislative uncertainty regarding the consultation process for environmental licenses may pose a risk for future permitting of exploration activity near protected forests and the need to carry out consultation activities prior to the start of any activities. These factors may affect both the ability of the Company to undertake exploration and development activities in respect of future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.
Ecuador is experiencing a period of instability. In 2023, former President Guillermo Lasso did not complete his term due to the triggering of “muerte cruzada”, a constitutional mechanism whereby the Presidency and the National 20 Assembly was dissolved, and elections were held. A new National Assembly was elected and Daniel Noboa, from the National Democratic Action (ADN) party, was elected to assume the presidency in November 2023 for a period of 18 months, being the balance of Former President Lasso’s term. It is uncertain if President Noboa’s presidency will bring stability to the country given a variety of challenges including, but not limited to, lack of majority in the National Assembly, the significant national debt, the security situation, the condition of the economy and the brevity of President Noboa’s term. The instability present in Ecuador, and overall risks associated with foreign operations, may impact the Company’s operations and financial results. In addition, this instability could impact the Company’s ability to obtain financing in the future or to obtain such financing on terms favourable to the Company. This may, in turn, impact the Company’s ability to execute on further acquisitions, developments or exploration if financing is required.

Management’s Discussion and Analysis	Page 45

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any laws, regulations or policies are beyond the control of the Company and may adversely affect its business. The Company faces the risk that governments or courts may adopt substantially different policies or interpretation of laws, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates or changes to tax regulations, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in Ecuador may adversely affect the Company’s business.
The Company’s relationships with communities near where it operates and other stakeholders are critical to ensure the future success of El Domo and the exploration and development of the Company’s other concessions. The Company’s mineral concessions, including El Domo, are located near groups that have been opposed to mining activities from time to time in the past, which may affect the operations at El Domo, and the Company’s exploration and development activities on its other concessions in the short and long term.
The Company prioritizes sourcing goods and services locally, where possible. The Company’s local procurement activities and employment, however, may not meet the expectations of local communities, which may negatively impact on community relations. Furthermore, local communities may be influenced by external entities, groups or organizations opposed to mining activities. In recent years, anti-mining nongovernmental organization (NGO) and indigenous group activities in Ecuador have increased. These communities, NGOs and indigenous groups have taken such actions as civil unrest, road closures, work stoppages and legal challenges. Such actions may have a material adverse effect on Silvercorp’s operations at El Domo and on its exploration activities and on its financial position, cash flow and results of operations. While the Company is committed to operating in a socially responsible manner, there can be no assurance that the Company’s efforts in this respect will mitigate this potential risk.
Silvercorp’s mining and exploration interests in Ecuador are subject to changes in regulations (or the application of regulations) or shifts in political attitudes in Ecuador, which are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by factors such as government regulations (or changes to such regulations or the application of regulations) with respect to the restrictions on production, export controls, taxes, expropriation of property, restrictions on repatriation of profits, environmental legislation, land use, water use, labour, operating activities, land claims of local people and mine safety. The impact of these factors cannot be accurately predicted.
Tax regimes in Ecuador may be subject to differing interpretations and are subject to change without notice. Increasingly, the fiscal condition of the country is driving the Government to focus on tax reforms. The Company’s interpretation of tax law as applied to its transactions and activities may differ with that of the tax authorities, including the introduction of new or modified taxes, and may be disputed. As a result, the taxation applicable to transactions and operations may be challenged or revised by the tax authorities, which could result in significant additional taxes, penalties and/or interest and may impact on the Company’s cash flow forecasts, operating costs and AISC.
There is a risk that restrictions on the repatriation of earnings from Ecuador to foreign entities will be imposed in the future and Silvercorp has no control over withholding tax rates. In addition, there is a risk that laws and regulations in Ecuador may result in a capital gains tax on profits derived from the sale of shares, ownership interests and other rights, such as exploration rights, of companies with permanent establishments in the country. It is unknown at this time what, if any, liability the Company or its subsidiaries may be subject to as a result of the application of this law. There is a risk that the Company’s access to financing may be affected as a result of indirect taxation.
The Company’s operating subsidiary will pay VAT on goods and services required for its projects in Ecuador, and is eligible to receive a credit against future VAT payable. There is a risk that the tax authority in Ecuador may deny the Company’s such VAT claims or unduly delay the processing of VAT refunds, which could have a negative effect on Silvercorp's financial position or cash flow.
(ab)Our investment in New Pacific Metals Corp. is subject to a number of risks and may prove unprofitable.
The Company is a strategic investor in New Pacific, a Canadian public company listed on the TSX under the symbol “NUAG” and NYSE American under the symbol “NEWP”. As of the date of this report, the Company owned 46,907,701 shares of New Pacific, representing a 27.4% ownership interest. New Pacific is a mining company engaged in exploring and developing mineral properties in Bolivia. Investments in junior mining companies involve volatile share prices, liquidity risk, and may result in possible loss of principal. New Pacific has no revenue from operations and no ongoing mining operations of any kind.

Management’s Discussion and Analysis	Page 46

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by New Pacific will be affected by numerous factors beyond the control of New Pacific. These factors include market fluctuations, the proximity and capacity of natural resource markets, and government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or the possible loss of principal.
Substantial expenditures are required to establish ore reserves through drilling, metallurgical, and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate, or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even if it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body, which can be legally and economically exploited.
In addition to the high degree of risk associated with investing in junior exploration mining companies, the Company’s investment in New Pacific entails an additional risk by virtue of the fact that its projects are located in Bolivia. There has been a significant level of political and social unrest in Bolivia in recent years resulting from a number of factors, including Bolivia’s history of political and economic instability under a variety of governments and high rate of unemployment. New Pacific’s exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry.
Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. New Pacific cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect New Pacific’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of New Pacific. Moreover, protestors and cooperatives have previously targeted foreign companies in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company’s operations.
Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities and there are risks associated with New Pacific failing to acquire and subsequently maintain a “social licence” to operate on its mineral properties. “Social licence” does not refer to a specific permit or licence, but rather is a broad term and generic used to describe community acceptance of a company’s plans and activities related to exploration, development or operations on its mineral projects. New Pacific will place a high priority on, and dedicates considerable efforts and resources toward, its community relationships and responsibilities. Despite its best efforts, there are factors that may affect New Pacific’s efforts to establish and maintain social licence at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support. There can be no guarantee that a social licence can be earned by New Pacific or if established, that a social licence can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised. Delays in projects attributable to a lack of community support or other community related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring New Pacific’s projects to, or maintain, production. The costs of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.
Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. New Pacific’s operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors. There is no assurance that New Pacific will be successful in obtaining ratification of the mining production contract (“MPC”) it signed with Corporación Minera de Bolivia (COMIBOL) in a timely manner or at all, or that they will be obtained on reasonable terms. New Pacific cannot predict the government’s positions on foreign

Management’s Discussion and Analysis	Page 47

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
investment, mining concessions, land tenure, environmental regulation, community relations, or taxation. A change in government positions on these issues could adversely affect the ratification of the MPC and New Pacific’s business.
Exploration and development of, and production from, any deposits at New Pacific’s mineral projects require permits from various government authorities. There can be no assurance that any required permits will be obtained in a timely manner or at all, or on reasonable terms. Delays or failure to obtain, expiry of, or a failure to comply with the terms of such permits could prohibit development of New Pacific’s mineral projects and have a material adverse impact on New Pacific.
(ac)Our investment in Tincorp Metals Inc. is subject to a number of risks and may prove unprofitable.
The Company is a strategic investor in Tincorp, a Canadian public company listed on the TSX-V under the symbol “TIN”. As of the date of this report, the Company owned 19,864,285 common shares of Tincorp, representing a 29.1% interest in Tincorp.
Tincorp is a junior exploration company currently in the business of acquiring and exploring mineral properties. Investments in junior mining companies involve volatile share prices, liquidity risk, and may result in possible loss of principal. Tincorp has no revenue from operations and no ongoing mining operations of any kind. If Tincorp is not able to raise the funds needed to continue its operations or meet its liabilities, the results from its exploration activities are unsuccessful, or if share price declines significantly for a prolonged period, the Company may have to record impairment charges against its investment.
Long-term operation of Tincorp’s business and its profitability are dependent, in part, on the costs and success of its exploration and future development programs. Mineral exploration and development involve a high degree of risk and historically few properties that are explored are ultimately developed into producing mines. There is no assurance that Tincorp’s mineral exploration and future development programs will result in any discoveries, expansions of mineral resources or the definition of mineral reserves. There is also no assurance that, even if commercially viable quantities of mineral resources or mineral reserves are discovered, a mineral property will be brought into commercial production. Development of Tincorp’s mineral properties will only commence if it obtains satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, including the technical skill of the exploration geoscientists involved. The commercial viability of a mineral deposit is also dependent upon a number of factors including: the particular attributes of the deposit such as size, grade and proximity to infrastructure; metal prices; and government regulations including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of Tincorp. Unsuccessful exploration or development programs could have a material adverse impact on Tincorp’s operations and profitability.
In addition, Tincorp’s mineral projects are subject to a number of risks that may make it less successful than anticipated, including, without limitation: (a) delays or higher than expected exploration costs; (b) negative technical results and/or technical results that fail to deliver the required returns to render the ongoing development of the Skukum Gold Project economic; (c) delays in receiving environmental permits and/or social license from indigenous groups; (d) delays in receiving permits; (e) delays or higher than expected costs in obtaining the necessary equipment or services to build and operate the Skukum Gold Project; and (f) adverse mining conditions may delay and hamper the ability of Tincorp to produce the expected quantities of minerals.
Tincorp's operations are subject to government approvals, licences and permits. No guarantee can be given that the necessary government exploration and mining permits and licenses will be issued to Tincorp or, if they are issued, that they will be renewed in an appropriate or timely manner, or that Tincorp will be in a position to comply with all conditions that are imposed. The granting and enforcement of the terms of such approvals, licences and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. To the extent such approvals, licenses or permits are required and not obtained, Tincorp may be curtailed or prohibited from continuing or proceeding with exploration or development of mineral properties.
Some of Tincorp’s projects are located in Bolivia and, therefore, Tincorp’s current and future mineral exploration and mining activities are exposed to various levels of political economic, and other risks and uncertainties. In recent years, there has been a significant level of political, social and economic instability under a variety of governments and a high rate of unemployment. Tincorp’s exploration activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry.
Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. Tincorp cannot predict the government’s positions on foreign investment, mining concessions, land tenure,

Management’s Discussion and Analysis	Page 48

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
environmental regulation, or taxation. A change in government positions on these issues could adversely affect Tincorp’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of Tincorp. Moreover, protestors and cooperatives have previously targeted foreign companies in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on Tincorp’s operations.
Despite Tincorp’s best efforts, there are factors that may affect its efforts to establish and maintain social licence at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support. There can be no guarantee that a social licence can be earned by Tincorp or if established, that a social licence can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised. Delays in projects attributable to a lack of community support or other community related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring Tincorp’s projects to production, or maintain production. The costs of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.
Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. Tincorp’s operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors. Tincorp cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulations, community relations, taxation or otherwise.
(ad)Our information technology system may be vulnerable to disruption, which could place our systems at risk for data loss, operational failure, or compromise of confidential information
We are subject to cybersecurity risks including unauthorized access to privileged information, destroy data or disable, degrade or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide adequate protection, especially because cyberattack techniques used change frequently or are not recognized until successful. We have not experienced any material cybersecurity incident in the past, but there can be no assurance that we would not experience in the future. If our systems are compromised, do not operate properly or are disabled, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.
(ae)If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports
Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate, with the participation of the CEO and CFO, the effectiveness of internal controls. The Company’s internal control over financial reporting includes:
•maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;
•providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Management’s Discussion and Analysis	Page 49

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. In addition, as some of the risk management and internal control policies and procedures are relatively new, the Company may need to establish and implement additional policies and procedures to further improve the Company’s systems from time to time. Since the Company’s risk management and internal controls depend on implementation by Company employees, there is a risk that such implementation will involve human errors or mistakes. If the Company fails to implement its policies and procedures in a timely manner or fails to identify risks that affect the Company’s business, the Company’s business, results of operations and financial condition could be materially and adversely affected.
The failure to achieve and maintain the adequacy of our internal control over financial reporting on a timely basis could result in the loss of investor confidence in the reliability of the financial statements, which in turn could harm the business and negatively impact the trading price of shares or market value of other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the operating results or cause us to fail to meet the reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.
(af)Any failure by us to maintain effective disclosure controls could have an adverse effect on our business, financial position, and results of operations
We are subject to the periodic reporting requirements of the Exchange Act and under Canadian securities laws and we are required to maintain disclosure controls and procedures that are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act and under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC and the Canadian Securities Administrators and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.
Any failure or alleged failure by us to maintain effective disclosure controls could have an adverse effect on investor confidence or on our business, financial position and results of operations. Further, our efforts to maintain effective disclosure controls may result in increased general and administrative expenses and may divert management’s time and attention from our business.
(ag)We are dependent on management and key personnel
Key members of our management team and non-executive directors have extensive experience in the mineral resources industry. Our success depends to a significant extent upon our ability to retain, attract and train key management personnel, in Canada, China, Ecuador and other jurisdictions where the Company conduct business operations.
We depend on the services of several key personnel, including the Chief Executive Officer, President, Chief Financial Officer, and the operational management team. The loss of any one of whom could have an adverse effect on our operations. Our ability to manage growth effectively will require us to continue to implement and improve management systems and to recruit and train new employees. We cannot be assured that we will be successful in attracting and retaining skilled and experienced personnel.
(ah)Our directors and officers may have conflicts of interest as a result of their relationship with other mining companies that are not affiliated with us
Conflicts of interest may arise as a result of our directors and officers also holding positions as directors and/or officers of other companies. Some of those persons who are our directors and officers have and will continue to be engaged in the identification and evaluation of assets and business opportunities and companies on their own behalf and on behalf of

Management’s Discussion and Analysis	Page 50

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
other companies, and situations may arise where the directors and officers may be in direct competition with us. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (British Columbia).
(ai)Changes in economic, political or social conditions or government policies in China could have a material adverse effect on our business and results of operations
As at date of this report, all the Company's material mining operations are in China. Accordingly, our business, results of operations and financial conditions are, to a material extent, subject to economic, political, social conditions and legal and regulatory development in China. The market conditions and levels of consumer spending in China are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, levels of employment, inflation or deflation, household income, interest rates, taxation and currency exchange rates.
It may be difficult for us to predict all the risks and uncertainties that we may face from the current and future economic, political, social, legal and regulatory development in China. Any severe or prolonged negative impacts on the economic, political or social conditions in China may affect our business, results of operations, financial conditions and business prospects.
(aj)We are subject to laws and regulations in other jurisdictions, breaching of which could have a material and adverse impact on our business, results of operations, financial conditions and business prospects
The Company is incorporated in Canada with corporate office in Vancouver, Canada. As at the date of this report, the Company i) is conducting mining and exploration operations in China; ii) holds minority interest in NUAG, which held majority interests in three different mineral properties located in Bolivia; (iii) holds minority interest in Tincorp, which held 100% interests in two tin projects in Bolivia and a gold project in Yukon, Canada; and (iv) controls several exploration projects in Ecuador through the acquisition of Adventus. In addition, we also control a subsidiary incorporated in Mexico and used to hold an exploration permit in Mexico. We are subject to laws and regulations in those jurisdictions. Foreign laws and regulations, particularly, in areas of mining, import and export controls, data protection and privacy may have significant impacts on our operations. Such laws and regulations may require us to obtain licenses, permits and consents from various governmental authorities and indigenous groups. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by us. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.
Our income and mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in the policies of China, Canada, the United States, Bolivia, Ecuador, Mexico and other applicable jurisdictions affecting investment, mining and repatriation of financial assets, by shifts in political attitudes in those jurisdictions and by exchange controls and currency fluctuations. The effect, if any, of these factors cannot be accurately predicted. Further, there can be no assurance that we will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations in those jurisdictions.
Compliance with foreign laws and regulations may be onerous and costly. Such laws and regulations are evolving, and they may not be consistent from jurisdiction to jurisdiction, which may further increase our compliance costs. We have implemented appropriate internal control policies and measures to ensure our operations in foreign jurisdictions are in full compliance. However, we cannot guarantee that our efforts in complying with such laws and regulations are sufficient and effective and are updated in a timely manner. In addition, we may further expand our operations into other foreign jurisdictions, which will expose us to further legal risks and incur additional compliance costs to us. If we are found to be in breach of laws and regulations in foreign jurisdictions, we may be subject to penalties, fines and sanctions by relevant regulatory authorities, which in turn may have a material and adverse impact on our business, results of operations, financial conditions and business prospects. As at date of this report, all the Company's material mining operations are in China. Accordingly, our business, results of operations and financial conditions are, to a material extent, subject to economic, political, social conditions and legal and regulatory development in China. The market conditions and levels of consumer spending in China are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, levels of employment, inflation or deflation, household income, interest rates, taxation and currency exchange rates.

Management’s Discussion and Analysis	Page 51

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
It may be difficult for us to predict all the risks and uncertainties that we may face from the current and future economic, political, social, legal and regulatory development in China, Canada, the United States, Bolivia, Ecuador, and Mexico. Any severe or prolonged negative impacts on the economic, political or social conditions in these countries may affect our business, results of operations, financial conditions and business prospects.
(ak)The M&A Rules and certain other regulations establish complex procedures for certain acquisition of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth opportunities through acquisition in China
On August 8, 2006, six Chines regulatory authorities, including the Ministry of Commerce ("MOFCOM") and other government authorities jointly issued the Rules on Mergers and Acquisitions of Domestic Enterprise by Foreign Investors which was effective on September 8, 2006 and amended on June 22, 2009 (the “M&A Rules”). The M&A Rules and other regulations and rules concerning mergers and acquisitions established procedures and requirements that could make merger and acquisition activities by foreign investors time consuming and complex. For example, the M&A Rules requires MOFCOM be notified in advance of any change-of control transaction in which a foreign investor takes control of a Chinese domestic enterprise, if (i) any important industry is concerned; (ii) such transaction involves factors that have or may have impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which bolds a famous trademark or China time-honored brand. Moreover, the Anti-Monopoly Law of China promulgated by the Standing Committee of the National People's Congress ("SCNPC") which became effective in 2008 and recently amended in 2022 requires that transactions which are deemed concentrations and involve parties with specified share of the market must be cleared by the State Administration for Market Supervision ("SAMR") before they can be completed. In addition, the Notice of the General Office of the State Council on the Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, effective in March 2011, and Measures for the Security Review of Foreign Investment, effective in January 2021, require acquisitions by foreign investors of Chinese companies engaged in certain industries that are crucial to national security be subject to security review before the consummation of such acquisition.
In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions. The MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.
(al)The permit, filing or other requirements of relevant government authorities in relation to our future equity or convertible financings or share listing application to exchanges other than TSX and NYSE American may be required under the laws of China
On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over illegal listing, and the supervision over overseas listing by domestic companies. Stringent measures aimed at establishing a robust regulatory system are expected to be taken to deal with the risks associated with overseas listed companies based in or having significant operations in China, and to tackle any related cybersecurity and data security, cross-border data transmission, and confidential information management, among other matters.
Further, on February 17, 2023, the China Securities Regulatory Commission ("CSRC") released the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five ancillary interpretive guidelines (collectively, the “Overseas Listing Trial Measures”), which apply to overseas offerings and listing by domestic companies of equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities, and came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, overseas offering and listing by domestic companies shall be made in strict compliance with relevant laws, administrative regulations and rules concerning national security in spheres of foreign investment, cybersecurity and data security and duly fulfill their obligations to protect national security, and the domestic companies may be required to rectify, make certain commitment, divest business or assets, or take any other measures as per the competent authorities’ requirements, so as to eliminate or avert any impact of national security resulting from such overseas offering and listing. No overseas offering and listing shall be made under

Management’s Discussion and Analysis	Page 52

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law, among other scenarios. The Overseas Listing Trial Measures provide that if an issuer meets both of the following conditions, the overseas securities offering and listing conducted by such issuer will be determined as an indirect overseas offering and listing subject to the filing procedure set forth under the Overseas Listing Trial Measures: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements over the same period for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in China. For an initial public offering and listing in an overseas market, the issuer shall designate a major domestic operating entity to file with the CSRC within three working days after the relevant application is submitted overseas.
Pursuant to these regulations, our future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges, and going private transactions, may be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Overseas Listing Trial Measures, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other Chinese regulatory authorities, which could include fines and penalties on our operations in China, and other forms of sanctions that may materially and adversely affect our business, financial conditions, and results of operations.
(am)The Chinese government's policy on foreign currency conversion may adversely affect our business, the results of operations, and our ability to receive dividends out of China
Conversion and remittance of foreign currencies are subject to the foreign exchange regulations in China. It cannot be guaranteed that under a certain exchange rate, we shall have sufficient foreign exchange to meet our foreign exchange needs. Under the current foreign exchange control system in China, foreign exchange transactions under the current account conducted by us, including the payment of dividends, do not require advance approval from the State Administration of Foreign Exchange ("SAFE"), but we are required to present relevant documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks within China that have the licenses to carry out foreign exchange business. Foreign exchange transactions under the capital account, however, normally need to be approved by or registered with the SAFE or its local branch or its designated banks unless otherwise permitted by law. Any restriction on or insufficiency of foreign exchange may restrict our ability to obtain sufficient foreign exchange for dividend payments to shareholders or satisfy any other foreign exchange obligation. If we fail to convert RMB into any foreign exchange for any of the above purposes, any offshore capital expenditure we may have in the future and even our business may be materially and adversely affected.
(an) Development in the labour market, increase in labor costs or any possible labour unrest may adversely affect our business and results of operations
Competition for skilled labor is intense in the industry, and the labor market is always developing. The development of the labor market may consequently incur an increase in labor costs. Such development of market and possible increases in labor costs could result in a material may adversely affect our business, financial condition and results of operations.
No assurance can be given that there is no potential for unrest amongst employees, local communities and/or labor unions. Such unrest could result in a material work slowdown, stoppage or strike and/or negative publicity in respect of us, which may adversely affect our business, financial condition and results of operations
(ao) The enforcement of the labour contract laws, social insurance law, and other labour related regulations in China and any failure of our contribution to social insurance and housing provident fund may materially affect our business, financial condition, and results of operations
Pursuant to the Labor Contract Law of China, employers are subject to strict requirements in terms of signing labor contracts, minimum wages, paying remuneration, overtime working hours limitations, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate the employment of some of our employees or otherwise change our employment or labor practices, the Chinese Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.
According to the Social Insurance Law of China, employees shall participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers shall, together with

Management’s Discussion and Analysis	Page 53

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
their employees or separately, pay the social insurance premiums for such employees. We as employees are required to make contributions to social insurance funds including these insurances in accordance with applicable Chinese laws and regulations. According to the Regulation on the Administration of Housing Provident Funds, which was promulgated by the State Council and became effective on April 3, 1999 and amended on March 24, 2019, we are required to set up housing provident fund accounts and pay the housing provident fund on time and in full for our employees. According to the Chinese Social Insurance Law, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010 and became effective on July 1, 2011, and amended on December 29, 2018, a Chinese enterprise is required to obtain social insurance certificates for its employees and to pay the social insurance contributions on time and in full.
In the event of any non-compliance with housing provident fund contribution, the relevant competent authorities may order us to pay the outstanding amount within a certain period of time; failing to comply with which the relevant competent authorities may apply for people’s court for enforcement. In the event of any non-compliance with social insurance contribution, the relevant competent authorities may order us to pay the outstanding amount within a certain period of time and impose an overdue fee amounting to 0.05% of the outstanding amount per day, failing to comply with which the relevant competent authorities may further impose a fine amounting to no less than one time but less than three times the outstanding amount.
As the interpretation and implementation of the Chines Labor Contract Law, the Chinese Social Insurance Law, the Regulation on the Administration of Housing Provident Funds and other labor-related regulations (the “labor-related laws and regulations”) are still evolving, no assurance can be given that our employment practice do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor-related laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.
(ap)The reduced corporate income tax rate currently enjoyed by our Chinese subsidiaries may be changed or discontinued, which may increase our income tax expenses and materially reduce our net income
Pursuant to Enterprise Income Tax Law and related regulations, the standard income tax rate of our subsidiaries in China is 25%, and the subsidiaries in China approved as high and new technology enterprises (“HNTEs”) by the relevant government authorities are subject to a reduced corporate income tax rate of 15%. This tax treatment of HNTEs in China is designed to foster innovation and technological advancement. Henan Found and Guangdong Found are currently recognized as HNTEs and enjoy a reduced corporate income tax rate of 15%. In order to maintain the statuses as NHTEs and enjoy a reduced corporate income tax rate, in the future, HNTEs will need to continue to file an application with the designated authorities for their review and determination as high and new technology enterprises prior to the expiration of the applicable high-tech certificate. After passing the review, HNTEs are required to comply with all applicable laws and regulations, including maintaining accurate records and documentation to substantiate their eligibility, and annual tax reduction and exemption filing. Regular audits and inspections by the designated tax authorities may be conducted to verify compliance, and non-compliance or fraudulent claims can result in penalties, revocation of HNTE status, and repayment of tax benefits received.
In addition, the tax incentives for HNTEs are subject to changes in government policies and regulations. No assurance can be given that Henan Found and Guangdong Found are always in compliance with all laws and regulations, able to pass all audits and inspections, and successfully renew the HNTE status every three years to maintain the reduced corporate income tax rate. No assurance can be given that the reduced corporate tax rate treatment for HNTEs under Chinese laws will not change or be discontinued in the future. The reduction or elimination of the tax incentive may increase our income tax expense and materially reduce our net income.
13.Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements.

Management’s Discussion and Analysis	Page 54

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
14.Transactions with Related Parties
Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the audited consolidated financial statements are as follows:

As at	March 31, 2025	March 31, 2024
NUAG (i)	$33	$28
TIN (ii)	1125	562
	$1,158	$590
i.The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2025, a total of $0.9 million (year ended March 31, 2024 - $1.0 million) of services rendered to and expenses incurred on behalf of NUAG. The costs recoverable from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.
ii.The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2025, a total of $0.15 million (year ended March 31, 2024 - $0.3 million) of services rendered to and expenses incurred on behalf of TIN. The costs recoverable from TIN were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income. In January 2024, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow TIN to advance up to $1.0 million from the Company. In January 2024, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. In April 2024, the Company advanced the remaining $0.5 million to TIN. In January 2025, the Facility has been extended for another year with a new maturity date of January 31, 2026.
15.Alternative Performance (Non-GAAP) Measures
The Company uses the following alternative performance measures to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance but are alternative performance (non-GAAP) measures that do not have standardized meaning prescribed by IFRS Accounting Standards and therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. To facilitate a better understanding of these measures, the tables in this section provide the reconciliation of these measures to the financial statements for the three months and years ended March 31, 2025 and 2024:
(a)Adjusted Earnings and Adjusted Earnings per Share
Adjusted earnings and adjusted earnings per share are non-GAAP measures and supplement information to the Company’s consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS Accounting Standards, the Company and certain investors and analysts use this information to evaluate the Company’s underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS Accounting Standards, but rather should be evaluated in conjunction with such IFRS Accounting Standards measure.
The Company defines the adjusted earnings as net income adjusted to exclude certain non-cash items, and items that in the Company’s judgment are subject to volatility as a result of factors which are unrelated to the Company’s operation in the period, and/or relate to items that will settle in future period, including impairment adjustments and reversal, foreign exchange gain or loss, dilution gain or loss, share-based compensation, share of gain or loss of associates, gain or loss on fair valuation of derivative liabilities, gain or loss on investments, and expenses are unrelated to the normal operations of the Company and are not expected to continue. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. The following table provides a detailed reconciliation of net income as reported in the Company’s consolidated financial statements to adjusted earnings and adjusted earnings per share.

Management’s Discussion and Analysis	Page 55

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Three Months Ended March 31,		Years ended March 31,
	2025	2024	2025	2024
Net income (loss) as reported for the period	$(3,627)	$7,625	$78,769	$49,678
Adjustments, net of tax
Share-based compensation included in general and administrative	647	644	3,692	4,146
Non-recurring and non-routine items*	1,664	—	4,057	—
One time expenses included in government fee and other taxes	—	—	7,599	—
Foreign exchange loss (gain)	581	(1,277)	581	337
Share of loss (gain) in associates	1,543	(4,333)	2,806	2,692
Impairment charges to investment in associates	—	4,251	—	4,251
Loss on fair valuation of derivative liabilities	20,572	—	9,011	—
Finance costs related to convertible notes#	2,248	—	3,989	—
Dilution gain on investment in associate	—	—	—	(733)
Gain on investments	(4,923)	(990)	(12,451)	(7,677)
Adjusted earnings for the period	$18,705	$5,920	$98,053	$52,694
Non-controlling interest as reported	3,958	2,096	20,579	13,372
Adjustments to non-controlling interest	—	—	144	—
Adjusted non-controlling interest	$3,958	$2,096	$22,964	$13,372
Adjusted earnings attributable to equity holders	$14,747	$3,824	$75,089	$39,322
Adjusted earnings per share attributable to the equity shareholders of the Company
Basic adjusted earnings per share	$0.07	$0.02	$0.37	$0.22
Diluted adjusted earnings per share	$0.07	$0.02	$0.36	$0.22
Basic weighted average shares outstanding	217,452,033	177,314,684	204,008,035	176,997,360
Diluted weighted average shares outstanding	219,741,168	179,454,934	206,301,970	179,137,610
*Non-recurring and non-routine items include 1) $2.7 million recorded in "Property evaluation and business development" to explore opportunities to list the Company's common shares on another stock exchange in Fiscal 2025 (Q4 Fiscal 2025 - $0.3 million); and 2) $1.3 million recorded in "Other expenses" to maintain non core properties in Ecuador the Company intends to discontinue in Q4 Fiscal 2025 and Fiscal 2025.
#Adjustments to finance costs related to convertible notes include 1) $1.7 million issuance cost expensed as "Finance costs" and 2) $2.2 million interest expenses, the difference between the interest accrued based on the effect interest rate of 12.58% and the coupon rate of 4.75% in Fiscal 2025.
(b)Working Capital
Working capital is an alternative performance (non-GAAP) measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS Accounting Standards and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
(c)Silver Equivalent
Silver equivalent is an alternative performance (non-GAAP) measure calculated by converting the gold metals quantity to its silver equivalent using the ratio between the realized selling prices of gold and silver and adding the converted amount expressed in silver ounces to the ounces of silver.

Management’s Discussion and Analysis	Page 56

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
The following table provides a reconciliation of the Company’s production in silver equivalent:

	Year ended March 31, 2025			Year ended March 31, 2024
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Gold production (oz)	7,495	—	7,495	7,268	—	7,268
Realized selling price for gold ($/oz)	2,351	—	2,351	1,792	—	1,792
Realized selling price for silver ($/oz)	27.47	20.62	26.95	20.35	15.19	19.92
Silver Equivalent Production
Gold converted into silver (Koz)	641	—	641	640	—	640
Silver production (Koz)	6,431	517	6,948	5,677	527	6,204
Silver Equivalent (Koz)	7,072	517	7,589	6,317	527	6,844

	Q4 Fiscal 2025			Q4 Fiscal 2024
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Gold production (oz)	3,110	—	3,110	1,916	—	1,916
Realized selling price for gold ($/oz)	2,533	—	27	1,899	—	1,899
Realized selling price for silver ($/oz)	28.14	20.56	27.78	21.21	—	20.14
Silver Equivalent Production
Gold converted into silver (Koz)	280	—	280	174	—	174
Silver production (Koz)	1,563	517	2,080	1,063	87	1,150
Silver Equivalent (Koz)	1,843	517	2,360	1,237	87	1,324
(d)Costs per Ounce of Silver
Cash cost and all-in sustaining cost (“AISC”) per ounce of silver, net of by-product credits, are non-GAAP measures. The Company produces by-product metals incidentally to its silver mining activities. The Company has adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver, its primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production cost of the primary metal for a specific period against the prevailing market price of such metal.
Cash cost is calculated by deducting revenue from the sales of all metals other than silver from the production cost reported on statements of income and is calculated per ounce of silver sold.
AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.
AISC is based on the Company’s cash cost, net of by-product sales, and further includes general and administrative expense, mineral resources tax, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures that already paid. Sustaining capital expenditures are the cost incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable cost of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.
The following table provides a reconciliation of cash costs and AISC per ounce of silver, net of by-product credits:

Management’s Discussion and Analysis	Page 57

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

		Three months ended March 31, 2025
		Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	A	$31,472	$3,207	$—	$—	$—	$34,679
By-product sales
Gold		(8,777)	—	—	—	—	(8,777)
Lead		(14,343)	(718)	—	—	—	(15,061)
Zinc		(2,242)	(2,514)	—	—	—	(4,756)
Other		(1,468)	(632)	—	—	—	(2,100)
Total by-product sales	B	(26,830)	(3,864)	—	—	—	(30,694)
Total cash cost, net of by-product credits	C=A+B	4,642	(657)	—	—	—	3,985
Add: Mineral resources tax		1,763	130	—	—	—	1,893
General and administrative		1,096	422	751	129	3,483	5,881
Amortization included in general and administrative		(150)	(70)	(37)	—	(187)	(444)
Property evaluation and business development		—	—	—	—	432	432
Non routine expenses included in property evaluation and business development		—	—	—	—	(325)	(325)
Government fees and other taxes		1,799	214	—	—	—	2,013
Reclamation accretion		19	9	—	—	6	34
Lease payment		—	—	16	—	43	59
Sustaining capital expenditures		8,101	1,111	82	—	60	9,353
All-in sustaining cost, net of by-product credits	F	17,270	1,159	812	129	3,512	22,881
Add: Non-sustaining capital expenditures		3,009	197	3,485	399	85	7,175
All-in cost, net of by-product credits	G	20,279	1,356	4,297	528	3,596	30,057
Silver ounces sold ('000s)	H	1,522	77	—	—	—	1,599
Cash cost per ounce of silver, net of by-product credits	C/H	$3.05	$(8.53)	$—	$—	$—	$2.49
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$11.35	$15.05	$—	$—	$—	$14.31
All-in cost per ounce of silver, net of by-product credits	G/H	$13.32	$17.61	$—	$—	$—	$18.80
By-product credits per ounce of silver
Gold		(5.77)	—	—	—	—	(5.49)
Lead		(9.42)	(9.32)	—	—	—	(9.42)
Zinc		(1.47)	(32.65)	—	—	—	(2.97)
Other		(0.96)	(8.21)	—	—	—	(1.31)
Total by-product credits per ounce of silver		$(17.62)	$(50.18)	$—	$—	$—	$(19.19)

Management’s Discussion and Analysis	Page 58

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

		Three months ended March 31, 2024
		Ying Mining District	GC	Other	Consolidated
Production cost expensed as reported	A	$17,440	$3,002	$—	$20,442
By-product sales
Gold		(3,639)	—	—	(3,639)
Lead		(9,539)	(921)	—	(10,460)
Zinc		(1,496)	(2,296)	—	(3,792)
Other		(964)	(202)	—	(1,166)
Total by-product sales	B	(15,638)	(3,419)	—	(19,057)
Total cash cost, net of by-product credits	C=A+B	1,802	(417)	—	1,385
Add: Mineral resources tax		816	124	—	940
General and administrative		1,467	553	3,497	5,517
Amortization included in general and administrative		(138)	(67)	(530)	(735)
Property evaluation and business development		—	—	22	22
Government fees and other taxes		373	49	3	425
Reclamation accretion		29	10	5	44
Lease payment		—	—	67	67
Sustaining capital expenditures		8,572	325	(208)	8,689
All-in sustaining cost, net of by-product credits	F	12,921	577	2,856	16,354
Add: Non-sustaining capital expenditures		6,354	829	288	7,471
All-in cost, net of by-product credits	G	19,275	1,406	3,144	23,825
Silver ounces sold ('000s)	H	1,052	87	—	1,139
Cash cost per ounce of silver, net of by-product credits	C/H	$1.71	$(4.79)	$—	$1.22
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$12.28	$6.63	$—	$14.36
All-in cost per ounce of silver, net of by-product credits	G/H	$18.32	$16.16	$—	$20.92
By-product credits per ounce of silver
Gold		(3.46)	—	—	(3.19)
Lead		(9.07)	(10.59)	—	(9.18)
Zinc		(1.42)	(26.39)	—	(3.33)
Other		(0.92)	(2.32)	—	(1.02)
Total by-product credits per ounce of silver		$(14.87)	$(39.30)	$—	$(16.72)

Management’s Discussion and Analysis	Page 59

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

		Year ended March 31, 2025
		Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	A	$91,531	$16,832	$—	$—	$—	$108,363
By-product sales
Gold		(17,816)	—	—	—	—	(17,816)
Lead		(54,794)	(5,220)	—	—	—	(60,014)
Zinc		(9,610)	(16,413)	—	—	—	(26,023)
Other		(5,363)	(2,923)	—	—	—	(8,286)
Total by-product sales	B	(87,583)	(24,556)	—	—	—	(112,139)
Total cash cost, net of by-product credits	C=A+B	3,948	(7,724)	—	—	—	(3,776)
Add: Mineral resources tax		6,487	872	—	—	—	7,359
General and administrative		8,506	2,359	1,033	316	17,950	30,164
Amortization included in general and administrative		(585)	(285)	(55)	(7)	(880)	(1,812)
Property evaluation and business development		632	159	—	—	2,542	3,333
Non routine expenses included in property evaluation and business development		(632)	(159)	—	—	(1,924)	(2,715)
Government fees and other taxes		15,353	652	—	—	4	16,009
Mineral right royalty included in government fee		(8,939)	—	—	—	—	(8,939)
Reclamation accretion		83	34	—	—	22	139
Lease payment		—	—	31	—	240	271
Sustaining capital expenditures		37,151	5,731	681	139	230	43,931
All-in sustaining cost, net of by-product credits	F	62,004	1,639	1,690	448	18,184	83,964
Add: Non-sustaining capital expenditures		25,062	872	8,279	1,219	439	35,871
All-in cost, net of by-product credits	G	87,066	2,511	9,969	1,667	18,622	119,836
Silver ounces sold ('000s)	H	6,405	525	—	—	—	6,930
Cash cost per ounce of silver, net of by-product credits	C/H	$0.62	$(14.71)	$—	$—	$—	$(0.54)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$9.68	$3.12	$—	$—	$—	$12.12
All-in cost per ounce of silver, net of by-product credits	G/H	$13.59	$4.78	$—	$—	$—	$17.29
By-product credits per ounce of silver
Gold		(2.78)	—	—	—	—	(2.57)
Lead		(8.55)	(9.94)	—	—	—	(8.66)
Zinc		(1.50)	(31.26)	—	—	—	(3.76)
Other		(0.84)	(5.57)	—	—	—	(1.20)
Total by-product credits per ounce of silver		$(13.67)	$(46.77)	$—	$—	$—	$(16.19)

Management’s Discussion and Analysis	Page 60

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

		Year ended March 31, 2024
		Ying Mining District	GC	Other	Consolidated
Production cost expensed as reported	A	$71,456	$17,087	$31	$88,574
By-product sales
Gold		(13,024)	—	—	(13,024)
Lead		(46,972)	(5,421)	—	(52,393)
Zinc		(6,904)	(12,198)	—	(19,102)
Other		(4,529)	(1,905)	—	(6,434)
Total by-product sales	B	(71,429)	(19,524)	—	(90,953)
Total cash cost, net of by-product credits	C=A+B	27	(2,437)	31	(2,379)
Add: Mineral resources tax		4,588	687	—	5,275
General and administrative		7,846	2,619	14,452	24,917
Amortization included in general and administrative		(555)	(310)	(817)	(1,682)
Property evaluation and business development		—	—	807	807
Government fees and other taxes		2,168	466	7	2,641
Reclamation accretion		125	40	26	191
Lease payment		—	—	262	262
Sustaining capital expenditures		36,248	4,674	18	40,940
All-in sustaining cost, net of by-product credits	F	50,447	5,739	14,786	70,972
Add: Non-sustaining capital expenditures		20,316	1,909	288	22,513
All-in cost, net of by-product credits	G	70,763	7,648	15,074	93,485
Silver ounces sold ('000s)	H	5,717	518	—	6,235
Cash cost per ounce of silver, net of by-product credits	C/H	$—	$(4.70)	$—	$(0.38)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$8.82	$11.08	$—	$11.38
All-in cost per ounce of silver, net of by-product credits	G/H	$12.38	$14.76	$—	$14.99
By-product credits per ounce of silver
Gold		(2.28)	—	—	(2.09)
Lead		(8.22)	(10.47)	—	(8.40)
Zinc		(1.21)	(23.55)	—	(3.06)
Other		(0.79)	(3.68)	—	(1.03)
Total by-product credits per ounce of silver		$(12.50)	$(37.70)	$—	$(14.58)
(e)Cost per Tonne of Ore Processed
The Company uses cost per tonne of ore processed to manage and evaluate operating performance at each of its mines. Cash cost per tonne of ore processed is calculated based on total production cost on a sales basis, adjusted for changes in inventory, to arrive at total production cost that relate to ore production during the period. These total production cost is then further divided into mining cost, shipping cost, and milling cost. Mining cost includes cost of material and supplies, labour cost, applicable mine overhead cost, and mining contractor cost for mining ore; shipping cost includes freight charges for shipping stockpile ore from mine sites and mill sites, and milling cost includes cost of materials and supplies, labour cost, and applicable mill overhead cost related to ore processing. Mining cost per tonne is the mining cost divided by the tonnage of ore mined, shipping cost per tonne is the shipping cost divided by the tonnage of ore shipped from mine sites to mill sites; and milling cost per tonne is the milling costs divided by the tonnage of ore processed at the mill. Cash cost per tonne of ore processed are the total of per tonne mining cost, per tonne shipping cost, and per tonne milling cost.
All-in sustaining cost per tonne is the extension of the cash cost per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. All-in sustaining cost per tonne are based on the Company’s cash cost, and further includes general and administrative expenses, government fees and other taxes, reclamation costs accretion, lease liability payments, and sustaining capital expenditures that already paid. Mineral

Management’s Discussion and Analysis	Page 61

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
resources tax, which mainly levy based on revenue, are not included in the calculation of all-in sustaining production costs. The Company believes that this measure represents the total sustainable cost of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.
The following table provides a reconciliation of cash cost and all-in sustaining production cost per tonne of ore processed:

	Three months ended March 31, 2025
	Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	$31,472	$3,207	$—	$—	$—	$34,679
Adjustment for aggregate plant operations	(159)	—	—	—	—	(159)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning	(17,913)	(167)	—	—	—	(18,080)
Add: stockpile and concentrate inventory - Ending	4,168	186	—	—	—	4,354
Net change of depreciation and amortization charged to inventory	2,021	(3)	—	—	—	2,018
Adjustment for foreign exchange movement	(553)	—	—	—	—	(553)
	(12,277)	16	—	—	—	(12,261)
Adjusted production cost	$19,036	$3,223	$—	$—	$—	$22,259
Mining cost	14,323	2,308	—	—	—	16,631
Shipping cost	1,264	—	—	—	—	1,264
Milling Cost	3,449	915	—	—	—	4,364
Total production cost	$19,036	$3,223	$—	$—	$—	$22,259
General and administrative	1,096	422	751	129	3,483	5,881
Amortization included in general and administrative	(150)	(70)	(37)	—	(187)	(444)
Property evaluation and business development	—	—	—	—	432	432
Non routine expenses included in property evaluation and business development	—	—	—	—	(325)	(325)
Government fees and other taxes	1,799	214	—	—	—	2,013
Reclamation accretion	19	9	—	—	6	34
Lease payment	—	—	16	—	43	59
Sustaining capital expenditures	8,101	1,111	82	—	60	9,353
All-in sustaining production cost	$29,901	$4,909	$812	$129	$3,512	$39,262
Non-sustaining capital expenditures	3,009	197	3,485	399	85	7,175
All in production cost	$32,910	$5,106	$4,297	$528	$3,596	$46,438
Ore mined ('000s)	205.078	41.547	—	—	—	246.625
Ore shipped ('000s)	339.548	41.547	—	—	—	381.095
Ore milled ('000s)	304.224	41.760	—	—	—	345.984
Per tonne cost
Mining cost ($/tonne)	69.84	55.55	—	—	—	67.43
Shipping cost ($/tonne)	3.72	—	—	—	—	3.32
Milling cost ($/tonne)	11.34	21.91	—	—	—	12.61
Cash cost ($/tonne)	$84.90	$77.46	$—	$—	$—	$83.36
All-in sustaining cost ($/tonne)	$120.62	$117.83	$—	$—	$—	$132.50
All in cost ($/tonne)	$130.50	$122.55	$—	$—	$—	$153.24
*The operation of the aggregate plant is considered an integrated part of the operations at the Ying Mining District, and its revenue is treated as credits to offset its production costs.

Management’s Discussion and Analysis	Page 62

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Three months ended March 31, 2024
	Ying Mining District	GC	Other	Consolidated
Production cost expensed as reported	$17,440	$3,002	$—	$20,442
Adjustment for aggregate plant operations	(243)	—	—	(243)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning	(7,343)	(144)	—	(7,487)
Add: stockpile and concentrate inventory - Ending	3,346	384	—	3,730
Net change of depreciation and amortization charged to inventory	(694)	40	—	(654)
Adjustment for foreign exchange movement	1,484	(78)	—	1,406
	(3,207)	202	—	(3,005)
Adjusted production cost	$13,990	$3,204	$—	$17,194
Mining cost	10,786	2,134	—	12,920
Shipping cost	645	—	—	645
Milling Cost	2,559	1,070	—	3,629
Total production cost	$13,990	$3,204	$—	$17,194
General and administrative	1,467	553	3,497	5,517
Amortization included in general and administrative	(138)	(67)	(530)	(735)
Property evaluation and business development	—	—	22	22
Government fees and other taxes	373	49	3	425
Reclamation accretion	29	10	5	44
Lease payment	—	—	67	67
Sustaining capital expenditures	8,572	325	(208)	8,689
All-in sustaining production cost	$24,293	$4,074	$2,856	$31,223
Non-sustaining capital expenditures	6,354	829	288	7,471
All in production cost	$30,647	$4,903	$3,144	$38,694
Ore mined ('000s)	147.122	48.038	—	195.160
Ore shipped ('000s)	180.267	48.038	—	228.305
Ore milled ('000s)	180.267	57.226	—	237.493
Per tonne cost
Mining cost ($/tonne)	73.31	44.42	—	66.20
Shipping cost ($/tonne)	3.58	—	—	2.83
Milling cost ($/tonne)	14.20	18.70	—	15.28
Cash cost ($/tonne)	$91.09	$63.12	$—	$84.31
All-in sustaining cost ($/tonne)	$148.24	$78.32	$—	$143.38
All in cost ($/tonne)	$183.49	$92.81	$—	$174.84

Management’s Discussion and Analysis	Page 63

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Year ended March 31, 2025
	Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	91,531	16,832	$—	$—	$—	$108,363
Adjustment for aggregate plant operations*	(1,037)	—	—	—	—	(1,037)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning	(3,346)	(384)	—	—	—	(3,730)
Add: stockpile and concentrate inventory - Ending	4,168	186	—	—	—	4,354
Net change of depreciation and amortization charged to inventory	41	(33)	—	—	—	8
Adjustment for foreign exchange movement	(79)	67	—	—	—	(12)
	784	(164)	—	—	—	620
Adjusted production cost	$91,278	$16,668	$—	$—	$—	$107,946
Mining cost	76,357	11,744	—	—	—	88,101
Shipping cost	3,822	—	—	—	—	3,822
Milling Cost	11,099	4,924	—	—	—	16,023
Total production cost	$91,278	$16,668	$—	$—	$—	$107,946
General and administrative	8,506	2,359	1,033	316	17,950	30,164
Amortization included in general and administrative	(585)	(285)	(55)	(7)	(880)	(1,812)
Property evaluation and business development	632	159	—	—	2,542	3,333
Non routine expenses included in property evaluation and business development	(632)	(159)	—	—	(1,924)	(2,715)
Government fees and other taxes	15,353	652	—	—	4	16,009
Mineral right royalty included in government fee	(8,939)	—	—	—	—	(8,939)
Reclamation accretion	83	34	—	—	22	139
Lease payment	—	—	31	—	240	271
Sustaining capital expenditures	37,151	5,731	681	139	230	43,931
All-in sustaining production cost	$142,847	$25,159	$1,690	$448	$18,184	$188,327
Non-sustaining capital expenditures	25,062	872	8,279	1,219	439	35,871
All in production cost	$167,909	$26,031	$9,969	$1,667	$18,622	$224,199
Ore mined ('000s)	1,030.449	305.006	—	—	—	1,335.455
Ore shipped ('000s)	1,121.856	305.006	—	—	—	1,426.862
Ore milled ('000s)	1,013.659	299.036	—	—	—	1,312.695
Per tonne cost
Mining cost ($/tonne)	74.10	38.50	—	—	—	65.97
Shipping cost ($/tonne)	3.41	—	—	—	—	2.68
Milling cost ($/tonne)	10.95	16.47	—	—	—	12.21
Cash cost ($/tonne)	$88.46	$54.97	$—	$—	$—	$80.86
All-in sustaining cost ($/tonne)	$139.33	$83.36	$—	$—	$—	$142.09
All in cost ($/tonne)	$164.06	$86.28	$—	$—	$—	$169.42

Management’s Discussion and Analysis	Page 64

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Year ended March 31, 2024
	Ying Mining District	GC	Other	Consolidated
Production cost expensed as reported	$71,456	$17,087	$31	$88,574
Adjustment for aggregate plant operations*	(894)	—	—	(894)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning	(3,657)	(246)	(32)	(3,935)
Add: stockpile and concentrate inventory - Ending	3,346	384	—	3,730
Net change of depreciation and amortization charged to inventory	(71)	24	—	(47)
Adjustment for foreign exchange movement	609	(37)	1	573
	227	125	(31)	321
Adjusted production cost	$70,789	$17,212	$—	$88,001
Mining cost	58,108	12,372	—	70,480
Shipping cost	2,879	—	—	2,879
Milling Cost	9,802	4,840	—	14,642
Total production cost	$70,789	$17,212	$—	$88,001
General and administrative	7,846	2,619	14,452	24,917
Amortization included in general and administrative	(555)	(310)	(817)	(1,682)
Property evaluation and business development	—	—	807	807
Government fees and other taxes	2,168	466	7	2,641
Reclamation accretion	125	40	26	191
Lease payment	—	—	262	262
Sustaining capital expenditures	36,248	4,674	18	40,940
All-in sustaining production cost	$116,621	$24,701	$14,755	$156,077
Non-sustaining capital expenditures	20,316	1,909	288	22,513
All in production cost	$136,937	$26,610	$15,043	$178,590
Ore mined ('000s)	827.112	290.006	—	1,117.118
Ore shipped ('000s)	847.622	290.006	—	1,137.628
Ore milled ('000s)	816.145	290.050	—	1,106.195
Per tonne cost
Mining cost ($/tonne)	70.25	43	—	63.09
Shipping cost ($/tonne)	3.40	—	—	2.53
Milling cost ($/tonne)	12.01	17	—	13.24
Cash cost ($/tonne)	$85.66	$59.35	$—	$78.86
All-in sustaining cost ($/tonne)	$141.82	$85.17	$—	$140.40
All in cost ($/tonne)	$166.71	$91.75	$—	$160.75
16.Accounting Policies, Judgement and Estimates
(a) Material Accounting Policies
The Company has applied the below various amendments to IFRS® Accounting Standards and interpretations issued by the IASB that were effective for the accounting period beginning on or after April 1, 2024, including a change of functional currency of certain entities and convertible notes noted below.
Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash,

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SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments were applied effective April 1, 2024 and did not have a material impact on the Company’s audited consolidated financial statements.
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to sale and leaseback transactions entered into after the date of initial application. The amendments were applied effective April 1, 2024 and did not have a material impact on the Company's audited consolidated financial statements.
Supplier Financing Arrangements (Amendments to IAS 7 and IFRS 7)
The amendments require disclosure requirements regarding the effects of supplier finance arrangement on their liabilities, cash flows and exposure to liquidity risk. Entities are required to disclose the followings:
•The terms and conditions;
•The amount of the liabilities that are part of the arrangements, breaking out the amounts for which the suppliers have already received payment from the finance providers, and stating where the liabilities are reflected in the balance sheet;
•Ranges of payment due dates; and
•Liquidity risk information.
The amendments were applied effective April 1, 2024 and did not have a material impact on the Company’s audited consolidated financial statements.
Lack of Exchangeability (Amendments to IAS 21)
The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. The amendments were applied effective January 1, 2025 and did not have a material impact on the Company’s audited consolidated financial statements.
Foreign Currency Translation
The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of all Chinese subsidiaries is the Chinese Yuan (“RMB”). The functional currency of New Infini, Adventus and their subsidiaries is U.S. dollars (“USD”). Effective October 1, 2024, the functional currency of the corporate office and all intermediate holding companies, incorporated in Canada and BVI, has changed from the Canadian dollars (“CAD”) to the U.S. dollars. ("USD"). This change reflects the fact that corporate office's primary economic environment has shifted due to the acquisition of the El Domo project and Condor project in Ecuador, their future development and investment plan, and the issuance of convertible notes, all of which are predominately denominated in US dollars. The change in functional currency is accounted for prospectively. The change in functional currency is accounted for prospectively in accordance with IAS 21, The Effects of Changes in Foreign Exchanges Rates. As the Company's reporting currency is the US dollars and the change has no impact on the Company's financial position as at October 1, 2024, other than the remeasurement difference resulting from the reclassification of the share purchase warrants from equity to derivative liabilities, which is charged to retained earnings. Comparative financial information has not been restated.
Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the reporting date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.
The consolidated financial statements are presented in USD. The financial position and results of the Company’s entities are translated from functional currencies to USD as follows:

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SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
•assets and liabilities are translated using exchange rates prevailing at the reporting date;
•income and expenses are translated using average exchange rates prevailing during the period; and
•all resulting exchange gains and losses are included in other comprehensive income.
The Company treats inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, the historical exchange differences plus the foreign exchange impact that arises on the transaction are recognized in the consolidated statements of income as part of the gain or loss on sale.
Convertible Notes
Convertible notes are loans with an equity conversion feature that gives the holder an option to convert the loan into shares of the borrower. Convertible notes are first assessed whether they are compound financial instruments with the host contract being a financial liability and the conversion feature being equity, as required by IAS 32. Under IAS 32, the convertible instrument is assessed by analyzing the two components: the liability host contract and the conversion feature which may be classified as equity or liability. The conversion feature is classified as equity if the Company can satisfy the conversion by exchanging a fixed amount of the Company’s shares for a fixed amount of cash. Otherwise, it will be classified as a derivative liability.
(b) Critical Judgement and Estimates
The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses on the consolidated financial statements. Estimates and underlying assumptions are reviewed at each period end. Although these estimates are based on management's best knowledge of the amount, events, or actions, actual results may differ from these estimates. Revision to accounting estimates is recognized in the period in which the estimates are revised and in any future periods affected.
For further information on our significant judgement and accounting estimates, refer to Note 2 of the Company’s audited consolidated financial statements for the year ended March 31, 2025. There have been no subsequent material changes to these significant accounting judgments and estimates.
(c) Future Changes in Accounting Policies Not Yet Effective as at March 31, 2025
At the date of the authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.
Presentation and    Disclosure in Financial Statements (IFRS 18 replaces IAS 1)
In April 2024, the    IASB released IFRS 18 Presentation    and Disclosure in    Financial Statements. IFRS    18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures ("MPMs") in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.
The amendments are effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
The amendments contain guidance to derecognition of a financial liability settled through electronic transfer, as well as classification of financial assets for:
•Contractual terms that are consistent with a basic lending arrangement;
•Assets with non-recourse features;
•Contractually linked instruments.

Management’s Discussion and Analysis	Page 67

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Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
Also, additional disclosures relating to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”) and added disclosure requirements for financial instruments with contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of these amendments.
Presentation and Disclosure in Financial Statements (Amendment to IFRS 18)
In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.
The amendments are effective for annual reporting periods beginning on or after January 1, 2027, although earlier application is permitted. The Company is currently evaluating the impact of IFRS 18 on the Company’s consolidated financial statements.
17.Other MD&A Requirements
Additional information relating to the Company:
(a)may be found on SEDAR+ at www.sedarplus.ca;
(b)may be found on EDGAR at www.sec.gov;
(c)may be found at the Company’s website www.silvercorpmetals.com;
(d)may be found in the Company’s Annual Information Form and Form 40-F; and
(e)is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2025.
18.Outstanding Share Data
As at the date of this MD&A, the following securities were outstanding:
(a)Share Capital
Authorized - unlimited number of common shares without par value
Issued and outstanding – 217,953,700 common shares with a recorded value of $412.7 million
Shares subject to escrow or pooling agreements - $nil.

Management’s Discussion and Analysis	Page 68

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
(b)Options
As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
309,000	5.46	May 26, 2025
360,000	9.45	November 11, 2025
41,956	9.96	November 26, 2025
35,525	12.52	December 1, 2025
49,096	7.49	November 25, 2026
224,989	9.07	February 2, 2027
126,875	7.99	February 15, 2027
304,000	3.93	April 26, 2027
15,225	6.21	May 31, 2027
10,150	3.75	September 28, 2027
20,162	3.65	November 24, 2027
5,075	4.93	December 28, 2027
256,708	5.13	January 20, 2028
60,000	4.08	February 23, 2028
150,220	2.67	January 26, 2029
303,333	4.41	April 1, 2029
267,500	5.07	April 10, 2030
10,000	4.83	May 5, 2030
2,549,814
(c)Warrants
As at the date of this MD&A, the outstanding warrants comprise the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
1,370,249	4.41	August 3, 2026
(d)Restricted Share Units (RSUs)
Outstanding – 3,140,665 RSUs.
19.Corporate Governances, Safety, Environmental and Social Responsibility
The Company’s core objectives are to be safe, efficient, and sustainable, and operate responsibly with the environment and cooperatively with the local communities. The Company strives to build a strong corporate culture centered around our key values of respect, equality, and responsibility, and aim to deliver social benefits while creating shareholder value.
As a responsible miner, the Company is committed to integrating environmental, social, and governance (“ESG”) factors into our business strategies and generating impactful changes in the communities in which the Company work and live. Through the integration of ESG factors into our strategic planning, operations, and management, the Company are able to bring about sustainable economic, social, and environmental value to all stakeholders.
Details of our ESG performance will be provided in the Company’s Fiscal 2025 Sustainability Report, which is expected to be available in the second quarter of Fiscal 2026.
(a) Corporate Governance
The Corporate Governance Committee of the Board of the Company reviews the Company’s policies on an annual basis, including Anti-Corruption Policy, Code of Ethical Conduct, Clawback Policy, Corporate Disclosure Policy, and Whistleblower Policy, which are then approved by the Board of the Company. All of the Company’s directors and officers were re-certified with all the policies, confirming they are familiar with and acknowledge the contents of the Company’s

Management’s Discussion and Analysis	Page 69

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
policies, and committing to fulfill them and to report any violation. The Company also regularly trains its critical employees in anti-corruption practices.
For more information on the Company’s Corporate Governance practices, please review the Company’s Annual Information Form and Management Information Circular available on the Company’s website at www.silvercorpmetals.com.
(b) Health, Safety, and Environment
The Company prioritizes environmental protection, as well as ensuring a safe workplace for all employees and contractors at all of our sites. In an effort to further illustrate the Company’s commitment to strengthening our management team, both the Ying Mining District and GC Mine have successfully passed the annual review for the Environmental Management System (ISO 14001) certification in Fiscal 2025.
Safety is top priority at Silvercorp. In Fiscal 2025, the Company arranged more than 1,900 safety training sessions, which covered 100% of workers at the Ying Mining District and the GC Mine.
In response to occupational health risks associated, the Company further improved its risk identification and management process, both the Ying Mining District and GC Mine have successfully passed the annual review for the Occupational Health and Safety Management System (ISO 45001) certification in Fiscal 2025.
In addition to the “Green Mine” certification at SGX-HZG, TLP-LM, and HPG mines at the Ying Mining District and the GC Mine, the DCG mine at the Ying Mining District is also in the process to apply for the certification of the “Green Mine”. In Fiscal 2025, the Company processed approximately 556,000 tonnes of waste rock from the Ying Mining District.
(c) Social Responsibility and Economic Value
The Company is committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, the Company participates in, and contributes to numerous community programs that typically centre on education and health, nutrition, environmental awareness, local infrastructure and fostering additional economic activity. In addition to the taxes and fees paid to various levels of government in China, in Fiscal 2025, the Company also contributed approximately $0.8 million to social programs.
Since the Company's acquisition of Adventus, the Company has been focused on integrating the Company's procedures and policies, including ESG policies, in our operations in Ecuador with continued investment in social and community. One of the key focuses will be the promotion of local trade and production, prioritizing productive chains that generate sustainable economic opportunities to the community. The Company invested and continues to promote sports and cultural spaces for children and adolescents, promoting integral development and family participation as a key element.
20.Disclosure Controls and Procedures
Disclosure controls and procedures (a) under Canadian law, are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure, and (b) under U.S. law, are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms, and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.
Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures. Under the supervision and with the participation of the CEO and CFO, management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and U.S. Exchange Act.
As of March 31, 2025, based on the evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports the Company filed or submitted under United States and Canadian securities legislation were recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s Discussion and Analysis	Page 70

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
21.Management’s Report on Internal Control over Financial Reporting
Management of the Company is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by and/or under the supervision of the CEO and CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS® Accounting Standards as issued by IASB. The Company’s internal control over financial reporting includes those policies and procedures that:
•pertain to maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•provide reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;
•provide reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.
The Company’s management, including its CEO and CFO, believes that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Company’s management evaluates the effectiveness of the Company’s internal control over financial reporting based upon the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission.
Given the timing of the recent acquisition of Adventus, management has excluded Adventus, which the Company acquired on July 31, 2024, from the scope of our evaluation of internal controls as of March 31, 2025. Adventus's total assets, net assets, total revenue, and net income on a combined basis constitute approximately 23%, 31%, 0%, and 0%, respectively, of the consolidated financial statements amount as of and for the year ended March 31, 2025. This limitation of scope is in accordance with i) section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of internal control over financial reporting to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO's and CFO's certification of annual filing relates; and ii) SEC guidance permitting an issuer to exclude from management's evaluation of the issuer's internal control over financial reporting as at the end of the issuer's most recently completed fiscal year the internal control over financial reporting of a business that was acquired during that fiscal year if it was not possible to complete an evaluation of the acquired business' internal control over financial reporting in time.
Based on the evaluation, management concluded that the Company’s internal control over financial reporting as of March 31, 2025 was effective and provides a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.
The effectiveness of the Company’s internal control over financial reporting as of March 31, 2025 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, who has also issued a report on the internal controls over financial reporting included within our annual consolidated financial statements.
22.Changes in Internal Control over Financial Reporting
There has been no significant change in the Company’s internal control over financial reporting during the year ended March 31, 2025 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Discussion and Analysis	Page 71

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
23.Directors and Officers
As at the date of this MD&A, the Company’s directors and officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer
Paul Simpson, Independent Director	Lon Shaver, President
Yikang Liu, Independent Director	Derek Liu, Chief Financial Officer
Marina A. Katusa, Independent Director	Jonathan Hoyles, General Counsel & Corporate Secretary
Ken Robertson, Independent Director
Helen Cai, Independent Director
Technical Information
Scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company and a Qualified Person as such term is defined in NI 43-101.
Forward Looking Statements
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:
•the price of silver and other metals;
•estimates of the Company’s revenues and capital expenditures;
•estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine, and from the El Domo Project;
•projected cash operating costs and all-in sustaining costs, and budgets, on a consolidated and mine-by-mine basis;
•statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company;
•plans, projections and estimates included in the Fiscal 2025 and Fiscal 2026 Guidance;
•timing of receipt of permits, licenses, and regulatory approvals.
Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,
•public health crises;
•fluctuating commodity prices;
•fluctuating currency exchange rates;
•increasing labour cost;
•exploration and development programs;
•feasibility and engineering reports;

Management’s Discussion and Analysis	Page 72

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year ended March 31, 2025
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)
•permits and licenses;
•title to our properties;
•operations and political conditions;
•regulatory environment in China, Ecuador, Mexico and Canada;
•environmental risks;
•mining operations;
•cybersecurity;
•climate changes;
•public health crises;
•general economic conditions; and
•matters referred to in this MD&A under the heading “Risks and Uncertainties” and other public filings of the Company.
This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those expressed or implied in the forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.
The Company’s forward-looking statements and information are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management of the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of epidemics, pandemics, or other health crises on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and costs of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals, licenses or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
Other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 73